Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 4Q19 AND FY19 RESULTS; PROVIDES BUSINESS UPDATE ON INITIATIVES TO MITIGATE IMPACT OF COVID-19

Luxembourg, April 6, 2020— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three and twelve-month periods ended December 31, 2019. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 24.

Fourth Quarter 2019 Highlights

▪	Consolidated revenues of $380.1 million, up 2.4% YoY. Excluding the impact of IFRS rule IAS 29, revenues increased 3.2% to $374.9, mainly due to higher construction service revenue in Argentina reflecting higher capex in the period.
▪	Performance of key operating metrics:

▪	Passenger traffic up 1.8% YoY to 20.9 million
▪	Cargo volume decreased 3.9% to 114.0 thousand tons
▪	Aircraft movements declined 3.6% to 212.6 thousand

▪	Operating Income declined 76.1% YoY, to $12.4 from $51.9 million, mainly impacted by a $42.8 million impairment loss in Brazil. Operating margin contracted to 3.3% from 14.0% in 4Q18
▪	Adjusted EBITDA was $50.7 million, down 44.0% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 1,171 bps to 16.9%. Excluding the impact from the a $42.8million impairment in 4Q19 and $3.1 million write-off in 4Q18 recorded in Brazil, Adjusted EBITDA would have remained flat YoY at $93.5 million, with Adjusted EBITDA margin Ex-IFRIC12 expanding 180 bps to 31.4%.

▪	Ex-IAS 29, Adjusted EBITDA declined 44.2% YoY, to $48.6 million, and Adjusted EBITDA margin Ex-IFRIC12 contracted 1,155 bps to 16.6%. Excluding, the impact from the above mentioned impairment loss and write-off recorded in Brazil, Adjusted EBITDA ex-IAS 29 would have increased 1.4% YoY to $91.4 million, with Adjusted EBITDA margin Ex-IFRIC12 up 224 bps to 31.3%.

Fiscal Year 2019 Highlights

▪	Consolidated revenues were up 9.3% YoY, or $132.5 million, to $1,558.6 million. Ex-IAS 29, revenues increased 3.0% YoY due to higher income from operations in Argentina, Uruguay, Armenia and Ecuador, partially offset by declines in Italy and Brazil.
▪	Performance of key operating metrics:

▪	Passenger traffic up 2.8% YoY to 84.2 million
▪	Cargo volume increased 2.9% to 422.1 thousand tons
▪	Aircraft movements declined 2.6% to 857.9 thousand

▪	Operating Income declined 25.2% YoY, to $223.6 from $299.0 million, mainly impacted by a $23.0 million bad debt charge in 3Q19 in Argentina and an impairment loss of $42.8 million during 4Q19 in Brazil. The operating margin contracted to 14.3% from 21.0% in 2018
▪	Adjusted EBITDA was $380.7 million, down 14.6% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 483 bps to 31.3%.

▪	Ex-IAS 29, Adjusted EBITDA declined 19.9% YoY, to $385.7 million, and Adjusted EBITDA margin Ex-IFRIC12 contracted 527 bps to 31.4%. On a comparable basis, excluding the one-time impacts in 4Q19 and 4Q18 in Brazil and the $23.1 million bad debt charge recorded in Argentina in 3Q19, Adjusted EBITDA would have been $447.1 million and Adjusted EBITDA margin ex-IFRIC would have remained relatively flat at 36.6%.

CEO Message

“We are undergoing an unprecedented health crisis that has rapidly expanded worldwide disrupting the global economy, and in particular the aviation industry, resulting in drastic reductions in passenger traffic. In these trying times the first priority and utmost concern of our Company are the health and safety of our employees and customers,” noted Mr. Martín Eurnekian, CEO of Corporación América Airports.

“The coronavirus outbreak comes at a time when adverse macro conditions in Argentina were already dampening travel demand and FX depreciation impacted performance in Brazil. This resulted in revenue declines of 6% ex-IFRIC12 for the fourth quarter and nearly 7% for the full year. Despite the impact in our topline, we delivered comparable adjusted EBITDA margin expansion of over 220 basis points in the quarter. We ended the year with a comparable adjusted EBITDA(1) of nearly 450 million dollars and an ex-IFRIC 12 margin of 37%.

Travel bans and restrictions introduced over the last month to reduce the spread of the COVID-19 pandemic across our countries of operations are taking a heavy toll. We began to see the impact of the virus on traffic flow late February in Italy and around the second week of March at our LatAm airports.

Reacting rapidly in the face of this disruption, we formed a crisis committee composed of myself and the operating CEOs of each of our subsidiaries and we are implementing a strategy focused on four key fronts: protecting our employees and passengers; introducing cost controls and cash preservation measures; undertaking near-term negotiations with regulatory bodies and seeking government support; as well as beginning the initial stages of renegotiating the economic re-equilibrium of our concessions.

While the path to recovery remains uncertain and is dependent on several factors including the duration of the pandemic, government assistance and the resilience of the global economies, we are working on all fronts to reinforce our business.

We have built a strong network of international and domestic airports and have made significant investments over the past years to further modernize our airport infrastructure that will play an important role in reigniting economic growth once the current travel restrictions begin to be lifted,” concluded Mr. Eurnekian.

1 Comparable adjusted EBITDA in 2019 excludes a 43 million dollar non-cash impairment loss in Brazil, a bad debt charge of 23 million dollars in Argentina, as well as certain one-time items in 2018 totaling 1 million dollars.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q19 as reported		4Q18 as reported		% Var as reported		IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	20.9		20.5		1.8%			20.9	20.5	1.8%
Revenue	380.1		371.0		2.4%		5.1	374.9	363.3	3.2%
Aeronautical Revenues	173.7		181.2		-4.2%		2.9	170.8	178.6	-4.4%
Non-Aeronautical Revenues	206.4		189.8		8.8%		2.3	204.1	184.8	10.5%
Revenue excluding construction service	295.4		313.3		-5.7%		5.8	289.6	307.2	-5.7%
Operating Income	12.4		51.9		-76.1%		-14.0	26.4	65.9	-59.9%
Operating Margin	3.3%		14.0%		-1,072	bps	-	7.0%	18.1%	-1,109	bps
Net (Loss) / Income Attributable to Owners of the Parent	-37.3		40.2		-		11.1	-48.5	11.5	-
EPS (US$)	-0.23		0.25		-		0.07	-0.30	0.07	-
Adjusted EBITDA	50.7		90.4		-44.0%		2.1	48.6	87.0	-44.2%
Adjusted EBITDA Margin	13.3%		24.4%		-1,105	bps	-	13.0%	24.0%	-1,100	bps
Adjusted EBITDA Margin excluding Construction Service	16.9%		28.6%		-1,171	bps	-	16.6%	28.1%	-1,155	bps
Net Debt to LTM EBITDA	2.66	x	1.98	x	6,821		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

(1) Preliminary data on 547 flights in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(2) Note that preliminary passenger traffic figures for 2018 and 2019 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

Operating & Financial Highlights FY 2019

(In millions of U.S. dollars, unless otherwise noted)

	2019 as reported		2018 as reported		% Var as reported		IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	84.2		81.8		2.8%		-	84.2	81.8	2.8%
Revenue	1,558.6		1,426.1		9.3%		-25.3	1,583.9	1,538.3	3.0%
Aeronautical Revenues	724.0		716.2		1.1%		-10.1	734.1	764.6	-4.0%
Non-Aeronautical Revenues	834.6		710.0		17.6%		-15.2	849.9	773.8	9.8%
Revenue excluding construction service	1,208.4		1,227.7		-1.6%		-14.5	1,222.9	1,309.3	-6.6%
Operating Income	223.6		299.0		-25.2%		-61.4	285.0	379.0	-24.8%
Operating Margin	14.3%		21.0%		-662	bps	-	18.0%	24.6%	-661	bps
Net (Loss) / Income Attributable to Owners of the Parent	9.1		7.1		27.7%		6.0	3.1	-11.6	-
EPS (US$)	0.06		0.04		61.6%		0.04	0.02	-0.07	-
Adjusted EBITDA	380.7		445.9		-14.6%		-5.0	385.7	481.6	-19.9%
Adjusted EBITDA Margin	24.4%		31.3%		-684	bps	-	24.4%	31.3%	-695	bps
Adjusted EBITDA Margin excluding Construction Service	31.3%		36.1%		-483	bps	-	31.4%	36.6%	-527	bps
Net Debt to LTM EBITDA	2.66	x	1.98	x	6,821		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

(1) Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(2) See Footnote 2 in previous table.

Update on Action Plan to Mitigate Impact of COVID-19

COVID-19 Impact

At December 31, 2019, a limited number of cases of an unknown virus in China had been reported to the World Health Organization. In January and February 2020, the COVID-19 virus spread to other parts of the world, mainly certain countries in Europe such as France, Germany and Italy. The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations. The full extent to which the COVID-19 will impact CAAP’s business, results of operations, financial position and liquidity is unknown.

Governmental Flight Restrictions

Given the scale of the virus spread, in March 2020, several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period, generally between 30 days and 45 days. Specifically, the governments and transportation authorities in the majority of the Company’s countries of operations have issued flight restrictions.

Depending on how the situation evolves, governments may impose more restrictive measures, including the extension of the travel bans for longer periods.

Impact of COVID-19 On CAAP’s 1Q20 Passenger Traffic

The Company’s operations have been severely impacted by the introduction of the flight restrictions mentioned above as well as flight bans in many other countries worldwide. Passenger traffic in our Italian operations started to decline late February, while our airports in Latin America were impacted starting the second week of March. According to preliminary operational figures, CAAP’s passenger traffic was down by approximately 12% YoY in the first week of March, declined further to around 18% in the second week, deteriorating to a drop of nearly 60% in the third week and over 90% in the fourth week of March. For the whole month, preliminary traffic is estimated to have declined approximately 45% YoY. Note that these preliminary figures may be subject to adjustments.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

A crisis committee was set in place, composed of the Company’s CEO and operating CEOs of each subsidiary to assess operations, focused on enhancing the sustainability of the Company’s business. In addition, CAAP has developed a four-pronged strategy and implemented a number of actions aiming to mitigate the negative impact of the COVID-19 virus, as follows:

•	Employees and passengers: The Company has further enhanced safety and hygiene protocols across our airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when possible.

•	Cost controls and cash preservation measures: CAAP has introduced reductions in operating costs by:

o	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies. In Italy and Uruguay, employees under furlough are receiving government unemployment subsidies.

o	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

As a result of these combined measures, the Company expects total cash operating costs and expenses excluding concession fees to decrease by approximately 43% under this crisis scenario. This target reduction is based on current Company estimates for 2Q20 and actual 2Q29 figures ex-IAS29. In relation with concession fees, all of the Company’s operations are under a variable concession fee regime, with the exception of our Brazilian concessions, which are also subject to a fixed concession fee.

The Company is also aggressively managing working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

Negotiations with regulatory bodies and government support: The Company has started discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment. In Brazil, CAAP has recently obtained the approval to defer until December the variable and fixed annual concession fee payments originally due May and July, respectively. Negotiations with regulators have also began in Argentina, Italy and Uruguay. The Company has also requested deferral of tax payments our main markets. In Brazil, we obtained the deferral of PIS/COFINS taxes. Additionally, in Argentina, we are negotiating the collection of $40 million of certain past due receivables from a national carrier and a $15 million recovery of VAT Credits in connection with capital expenditures. In Italy, CAAP is in discussions to obtain a grant for an amount of approximately Euro 20 million for our Florence and Pisa airports.

Re-equilibrium of the concession agreements: Under the concession contracts that have guaranteed returns, Argentina and Armenia operate under single-till schemes which entail the achievement of a certain return over the life of the concession. Our two airports in Italy operate under a dual-till model, which allows for re-equilibrium in aeronautical activities. The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, the Company has initiated conversations to begin the process of requesting economic re-equilibrium, while in Ecuador it has recently filed a request to begin an economic re-equilibrium process of the Guayaquil concession. The amounts and mechanisms for compensation will be negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. CAAP is in the initial stages of this process, which requires going through administrative regulatory channels.

Financial position and liquidity: As cash preservation is a critical focus, the Company is taking the following measures:

•	Cancelled all non-mandatory capital investments and deferred non-priority projects. Approximately 69 million dollars were already invested in 1Q20, including expansion works along with most of the minimum maintenance capex planned for the year.

•	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit additional cash outflows.

•	Suspended dividends to third parties in the concessions in Italy and Ecuador for an amount of 17 million dollars. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

•	Obtained a 6-month deferral of principal and interest payments until October of all our debt in Brazil, that was originally due until September and obtained additional funding in the first quarter for an amount of $40 million. CAAP continues to work closely with the financial community particularly in its main markets, to preserve the Company’s liquidity and financial flexibility in this challenging environment.

In the current scenario, there is significant uncertainty regarding the recovery of this crisis, which will be dependent on a number of factors including the duration of the pandemic, government assistance and the resilience of the global economies. CAAP believes its airport network will play an important role in reigniting economic growth once the current travel restrictions begin to be lifted. In the interim, CAAP is focused on the health and security of our employees and passengers while working to ensure the sustainability of the Company.

4Q19 Operating Performance

Passenger Traffic

Total passenger traffic increased 1.8% YoY to 20.9 million, principally driven by YoY increases of 2.9% in Argentina, 5.1% in Italy, 9.5% in Armenia, 3.3% in Ecuador and 10.5% in Peru, which contributed an additional 0.4 million passengers in total, partially offset by lower traffic in Brazil and Uruguay.

Traffic dynamics in Argentina remained impacted by the challenging macro environment and the sharp currency depreciation that took place in the previous quarter, resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Domestic traffic growth slowed to 4.9% from 10.3% in the previous quarter. International traffic declined 2.2%, reflecting sustained difficult macro conditions in the country.

Traffic in Italy increased 5.1% YoY, mainly driven by 13.9% growth at Florence airport, which reported a 16.1% increase in international traffic as a result of Vueling’s four new routes opened in September and additional frequencies in its existing routes. Moreover, passenger traffic at Pisa Airport increased 0.5% YoY, reflecting additional flights by Ryanair, and to a lesser extent, the good performance of Air Arabia’s flight to Casablanca Morocco. Cargo volume was up 7.1%, while total aircraft movements increased 4.6% YoY.

Traffic in Brazil declined 3.2% YoY, mainly impacted by the cessation of operations by Avianca Brasil. Estimated figures are disclosed given delays in the submission of information for 1,250 flights out of a total of 42,486 flights, due to information systems transition by third parties. Moreover, starting November 2019 the Company reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged. Domestic and international traffic increased 0.9% and 9.0% respectively, more than offset by a 10.6% decline in transit traffic. Moreover, Gol and LATAM increased domestic frequencies from Brasilia airport, in an effort to restore capacity from Avianca Brasil cessation of operations.

Passenger traffic in Uruguay declined 7.6% YoY, mainly reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, which was restored at year-end, with four weekly flights. Traffic also reflects lower passenger traffic from Santiago de Chile due to the social unrest in the country, partially offset by the addition of two more frequencies to Madrid, Spain, by Iberia, during July 2019 and higher passenger traffic from Ezeiza Airport, Argentina.

In Armenia, passenger traffic increased 9.5% YoY mainly due to the addition of several new routes and frequencies during 2018 and 2019, and the good performance of Azimuth Airlines’ flights to Russian destinations, together with Ural Airlines’ and Nordwind Airlines’ additional flights to Moscow, Russia. In Ecuador, traffic grew 3.3% YoY, driven by a 12.4% increase in international traffic, mainly reflecting the continued good performance of the route to Fort Lauderdale, USA by JetBlue and Interjet’s daily routes to both Cancún and Ciudad de México, México, together with Iberia’s new route to Madrid, Spain, opened in December with four weekly frequencies. Moreover, during December, JetBlue opened a new daily route to New York, USA, and American Airlines inaugurated a new route to Dallas, USA, with daily frequencies. In Peru, passenger traffic increased 10.5% YoY.

Domestic passenger traffic, which accounted for 58.0% of total traffic, increased 3.7% YoY principally driven by growth of 4.9%, or 0.3 million passengers in Argentina. International passenger traffic, which represented 31.7% of total traffic, posted growth of 1.7% in the period, as increases of 6.0% in Italy, 9.0% in Brazil, 12.4% in Ecuador and 9.5% in Armenia more than offset declines of 2.2% in Argentina and 7.7% in Uruguay.

Cargo Volume

Cargo volume decreased 3.9% YoY in 4Q19 mainly as a result of a 10.3% drop in cargo volume in Argentina, 4.8% in Uruguay and 24.7% in Ecuador, partially offset by increases of 21.8% in Brazil, 29.9% in Armenia and 7.1% in Italy.

Aircraft Movements

Total aircraft movements declined 3.6% YoY, reflecting declines of 5.5% in Argentina, 7.4% in Brazil and 9.2% in Uruguay, partially offset by growth of 4.6% in Italy, 14.6% in Armenia and 3.2% in Ecuador.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 27 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q19	4Q18	% Var.
Domestic Passengers (in millions)	12.1	11.7	3.7%
International Passengers (in millions) (1)	6.6	6.5	1.7%
Transit Passengers (in millions) (1)	2.2	2.3	-7.3%
Total Passengers (in millions)	20.9	20.5	1.8%
Cargo Volume (in thousands of tons)	114.0	118.5	-3.9%
Total Aircraft Movements (in thousands)	212.6	220.6	-3.6%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	4Q19	4Q18	% Var.	4Q19	4Q18	% Var.	4Q19	4Q18	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	10.6	10.3	2.9%	63.6	70.9	-10.3%	109.2	115.5	-5.5%
Italy	1.8	1.7	5.1%	3.6	3.4	7.1%	17.4	16.7	4.6%
Brazil (3)	5.1	5.3	-3.2%	22.9	18.8	21.8%	42.5	45.9	-7.4%
Uruguay	0.5	0.6	-7.6%	7.4	7.8	-4.8%	7.5	8.3	-9.2%
Ecuador (1)	1.1	1.1	3.3%	8.6	11.5	-24.7%	21.4	20.8	3.2%
Armenia	0.8	0.7	9.5%	6.4	4.9	29.9%	7.0	6.1	14.6%
Peru (2)	0.9	0.8	10.5%	1.4	1.3	10.2%	7.5	7.3	2.6%
TOTAL	20.9	20.5	1.8%	114.0	118.5	-3.9%	212.6	220.6	-3.6%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.
3)	Preliminary data on 547 flights in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
4)	See Note 2 in Table " Operating & Financial Highlights”

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 24.

Revenues

Consolidated Revenues increased 2.4% YoY, or $9.1 million, to $380.1 million in 4Q19, while consolidated revenues excluding the impact of IAS 29 increased 3.2%, or $11.6 million, to $374.9 million. Excluding construction services, consolidated revenues would have declined 5.7% YoY to $295.4 million on an ‘As Reported’ basis, and 5.7% to $289.6 million when also excluding the impact of IAS 29. This was mainly driven by lower revenues ex-construction in Argentina and Uruguay reflecting weak macro conditions and in Brazil due to FX depreciation, partially offset by increases in Italy, Armenia and Ecuador, mainly due to higher international passenger traffic.

Revenues in Argentina declined 0.4% YoY, or $0.9 million excluding IAS29 reflecting: i) a 16.2% YoY contraction, or $10.9 million, in commercial revenues, mainly due to lower cargo revenues from the drop in higher-margin imports together with lower rental of space revenues in relation with the national carrier, and ii) a 9.1% YoY reduction, or $9.1 million, in aeronautical revenues due to a continued mix-shift from international to domestic traffic coupled with a decline in aircraft fees related to the national carrier. This was partially offset by a 38.4% YoY, or $19.2 million, increase in construction service revenue reflecting higher capex in the period.

Revenues in Italy increased 5.8%, or $2.0 million, YoY. Excluding IFRIC 12, revenues in Italy grew 9.1%, or $2.8 million, to $33.1 million, primarily reflecting the positive results from Duty Free shops and car rental agreements, higher international passenger traffic in the quarter and new tariff schemes at both Pisa and Florence airports.

In Brazil, revenues declined 3.5%, or $1.1 million, due to the 8.0% depreciation of the Real against the US Dollar in the period. In local currency, however, revenues rose 4.2%, mainly driven by higher international passenger traffic and a tariff increase granted in August 2019. This was further supported by higher advertising and VIP revenues, partially offset by lower warehouse and rental of space revenues.

Revenues in Uruguay increased 4.1%, or $1.1 million, to $28.1, mainly due to a $3.4 million increase in construction service revenue reflecting higher capex in the period. Excluding IFRIC12, revenues in Uruguay declined 8.6%, driven by lower passenger traffic in the period, combined with lower Duty Free shop revenues in relation with lower passenger traffic and demand, and a decline in warehouse revenues reflecting a slowdown in economic activity.

In Armenia, revenues increased 8.1% YoY mainly driven by higher construction services revenues, coupled with an increase in aeronautical revenues in the period due to higher international passenger traffic. Revenues in Ecuador increased 36.0% YoY as a result of higher construction service revenues, and, to a lesser extent, higher international traffic in the period, coupled with an increase in aeronautical fees starting January 1, 2019.

Revenues by Segment (in US$ million)

Country	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Argentina	221.3	224.6	-1.5%	5.1	216.1	217.0	-0.4%
Italy	37.1	35.1	5.8%	-	37.1	35.1	5.8%
Brazil	30.0	31.2	-3.5%	-	30.0	31.2	-3.5%
Uruguay	28.1	27.0	4.1%	-	28.1	27.0	4.1%
Armenia	33.6	31.1	8.1%	-	33.6	31.1	8.1%
Ecuador (1)	29.8	21.9	36.0%	-	29.8	21.9	36.0%
Unallocated	0.2	0.2	-24.9%	-	0.2	0.2	-24.9%
Total consolidated revenue (2)	380.1	371.0	2.4%	5.1	374.9	363.3	3.2%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 9.1% YoY in Italy, 5.1% in Armenia and 7.3% in Ecuador, but declined 11.7% in Argentina, 3.5% in Brazil and 8.6% in Uruguay.

Revenue Breakdown (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	173.7	181.2	-4.2%	2.9	170.8	178.6	-4.4%
Non-aeronautical Revenue	206.4	189.8	8.8%	2.3	204.1	184.8	10.5%
Commercial revenue	120.8	131.1	-7.8%	2.9	117.9	127.7	-7.7%
Construction service revenue (1)	84.7	57.7	46.7%	-0.6	85.3	56.2	51.8%
Other revenue	0.8	0.9	-7.6%	-	0.8	0.9	-7.6%
Total Consolidated Revenue	380.1	371.0	2.4%	5.1	374.9	363.3	3.2%
Total Revenue excluding Construction Service revenue (2)	295.4	313.3	-5.7%	5.8	289.6	307.2	-5.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 45.7% of total revenues and declined 4.2% YoY to $173.7 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 4.4% YoY, or $7.8 million, mainly reflecting declines of:

•	9.1%, or $9.1 million, in Argentina, as a result of the mix-shift from international to domestic traffic, currency translation effect on domestic traffic revenues from the 59.6% average depreciation in the quarter, coupled with lower aircraft fees from Aerolíneas Argentinas, that starting October 2019 have not been recognized in the revenue line, according to IFRS 15 framework, in an amount of $2.6 million approximately.

•	8.3%, or $1.1 million, in Uruguay, reflecting the decline in international passenger traffic due to Avianca Colombia’s temporary cancellation of operations to Bogotá, coupled with lower traffic from Santiago de Chile, due to social unrest in the country, and

•	1.9%, or $0.3 million, in Brazil, impacted by the 8.0% quarterly average depreciation of the Real against the US dollar. In local currency, however, aeronautical revenue increased 6.0% reflecting and the increase in higher-margin international passenger traffic.

This was partially offset by increases of 5.2% YoY, or $1.1 million, in Italy, 5.1% YoY, or $0.6 million, in Armenia and 7.0% YoY, or $1.1 million, in Ecuador, reflecting higher international passenger traffic in those countries, coupled with higher passenger fees in Italy and Ecuador.

Non-Aeronautical revenues accounted for 54.3% of total revenues, and increased 8.8% YoY, or $16.6 million, to $206.4 million. Had IAS 29 not been applied, Non-aeronautical revenues would have increased 10.5% YoY, or $19.3 million, mainly driven by:

▪	A 51.8% YoY, or $29.1 million, increase in Construction Service revenue, to $85.3 million, reflecting construction revenue of $69.1 million in Argentina, and revenues in Ecuador, Italy, and Uruguay of $6.3 million, $4.0 million and $3.6 million, respectively.

▪	A 7.7% YoY, or $9.8 million, decline in Commercial Revenues, to $117.9 million, mainly due to a 16.2% decline, or $10.9 million, in Argentina as a result of lower cargo imports reflecting macro conditions, together with lower passenger demand and the impact of FX depreciation on revenues in local currency. This was further impacted by the adoption of IFRS 15 in relation with $2.4 million from Rental of space charges to Aerolíneas Argentinas, that starting October 2019 have not been recognized in the revenue line. In addition, Uruguay reported a 9.0%, or $1.2 million, decline in Commercial Revenues impacted by lower warehouse and Duty free revenues attributed to lower passenger traffic in the period. By contrast, Commercial Revenues in Italy increased 20.1%, or $1.7 million, mainly from Duty free revenues reflecting higher international traffic at Florence Airport.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 7.8% YoY to $121.7 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 7.6% YoY to $118.8 million.

Operating Costs and Expenses

During 4Q19, Operating Costs and Expenses increased 14.1% YoY, or $46.0 million, to $372.7 million. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have increased 15.9% YoY, or $48.5 million, to $353.4 million, mainly reflecting the impact of the $42.8 million one-time impairment loss at Natal Airport and higher construction service costs from capital expenditures in Argentina. This was partially offset by a $18.5 million decline in SG&A, mainly reflecting easier comparisons, coupled with a $2.7 million decline in concession fees in relation with lower revenues, and a $2.7 million drop in salaries and social security contributions, mainly attributed to currency depreciation.

Cost of Services rose 8.2% YoY, or $22.2 million, to $292.6 million. Excluding IAS29, Cost of services would have increased 10.1% YoY, or $25.2 million, reflecting the following:

▪	A $29.2 million, increase in construction service costs, primarily due to increases of 38.4%, or $19.1 million, in Argentina, $6.3 million in Ecuador and $3.7 million in Uruguay, reflecting higher capex in the period,

▪	A 6.3%, or $2.7 million, decline in concession fees, mainly reflecting an 11.6%, or $3.0 million, drop in Argentina, partially offset by a 7.3%, or $0.6 million, increase in Ecuador, both in line with revenues, and

▪	A 5.3% or $2.7 million, decline in salaries and social security contributions, declined of 8.2%, or $2.2 million, in Argentina.

Excluding Construction Service cost, Cost of Services would have declined 2.3% YoY, or $4.9 million, to $208.6. When also excluding the impact of IAS29, Cost of services would have declined 2.1%, or $4.1 million, to $189.8 million.

Selling, General and Administrative Expenses (“SG&A”) declined 33.2% YoY, or $18.0 million, to $36.2 million in 4Q19 on an ‘As reported’ basis, and 34.5%, or $18.5 million, when excluding the impact of IAS 29. In Brazil, SG&A in 4Q18 included a $3.1 million one-time write-off related to the redefinition of the commercial expansion project at Brasilia Airport. Excluding this one-time item, SG&A declined 29.2% YoY, or $14.9 million, on an ‘As reported’ basis, and 30.5%, or $15.4 million, when excluding the impact of IAS 29, reflecting easier comparisons as 4Q18 was impacted by bad debt provisions of $3.5 million in Brazil and $2.1 million in Ecuador, and a $3.0 million charge, attributed to transaction fees relating to the sale of a 25% ownership stake of Corporación América Italia to Investment Corporation of Dubai and auditing and SOX expenses. This was further supported by the following:

▪	A $1.6 million bad debt charge reversal in Brazil, due to a favorable resolution on a dispute with a telecommunications client, and

▪	A $2.7 decline in taxes, mainly reflecting a $1.1 million reduction in Argentina due to lower revenues, and a $0.9 million gain in Brazil, in relation with reversal of certain charges resulting from the expiration of the legal action.

Other Expenses in 4Q19 totaled $43.9 million compared to $2.1 million in the year-ago quarter. 4Q19 included a one-time $42.8 million loss in Brazil from the impairment of the Natal Airport concession intangible asset, in accordance with accounting rules.

Excluding Construction Service costs, Operating Costs and Expenses would have increased 7.0%, or $18.9 million, to $288.6 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have increased 7.8%, or $19.4 million YoY, to $268.8 million.

Excluding Construction Service cost, the one-time write-off in 4Q18 and one-time impairment loss in 4Q19 in Brazil, Total Operating Costs and Expenses would have decreased 7.8%, or $20.8 million, to $245.8 million. Had IAS 29 not been applied, Total Operating Costs and Expenses excluding -IFRIC12 and the one-time item in 4Q18 would have declined 8.3%, or $20.4 million YoY, to $225.9 million.

Costs and Expenses (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Cost of Services	292.6	270.5	8.2%	18.2	274.4	249.3	10.1%
Salaries and social security contributions	49.5	52.2	-5.2%	0.8	48.6	51.4	-5.4%
Concession fees	40.4	43.1	-6.3%	0.7	39.6	42.4	-6.4%
Construction service cost	84.1	57.0	47.4%	-0.6	84.7	55.5	52.5%
Maintenance expenses	38.4	39.1	-2.0%	0.7	37.6	38.4	-2.0%
Amortization and depreciation	40.3	40.7	-1.0%	15.8	24.4	23.5	4.0%
Other	40.1	38.3	4.7%	0.7	39.4	38.2	3.2%
Cost of Services Excluding Construction Service cost	208.6	213.4	-2.3%	18.8	189.8	193.8	-2.1%
Selling, general and administrative expenses	36.2	54.1	-33.2%	1.1	35.0	53.5	-34.5%
Other expenses	43.9	2.1	1,960.4%	-0.1	43.9	2.1	1,962.7%
Total Costs and Expenses	372.7	326.7	14.1%	19.3	353.4	304.9	15.9%
Total Costs and Expenses Excluding Construction Service cost	288.6	269.7	7.0%	19.9	268.8	249.4	7.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA in 4Q19 declined 44.0% YoY to $50.7 million, on an ‘As reported’ basis, or 44.2% YoY, or $48.6 million when excluding the impact of IAS29.

Excluding the $42.8 million impairment loss at Natal Airport in 4Q19 and a $3.1 million one-time write off related to the redefinition of the commercial expansion project at Brasilia Airport in 4Q18, Adjusted EBITDA would have remained flat at $93.5 million, mainly reflecting increases of $5.1 million in Brazil, $1.7 million in Italy, $1.4 million in Ecuador and $1.1 million in Armenia, offset by lower Adjusted EBITDA in Argentina and Uruguay.

When excluding Construction Service revenues and costs and IAS 29 in both periods, Adjusted EBITDA would have increased 1.5% YoY to $90.8 million, with Adjusted EBITDA margin Ex-IFRIC12 expanding 224 bps to 31.3% from 29.1% on 4Q18.

Adjusted EBITDA by Segment (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Argentina	52.1	63.1	-17.4%	2.1	50.1	59.7	-16.2%
Italy	7.3	5.7	29.2%	-	7.3	5.7	29.2%
Brazil	-32.8	1.8	-	-	-32.8	1.8	-
Uruguay	12.0	13.2	-8.9%	-	12.0	13.2	-8.9%
Armenia	12.5	11.4	9.6%	-	12.5	11.4	9.6%
Ecuador	5.9	4.5	30.6%	-	5.9	4.5	30.6%
Unallocated	-2.2	-4.4	-48.9%	-	-2.2	-4.4	-48.9%
Perú	-4.1	-4.9	-14.6%	-	-4.1	-4.9	-14.6%
Total segment EBITDA	50.7	90.4	-44.0%	2.1	48.6	87.0	-44.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported		IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-43.0	46.0	-		11.1	-54.1	44.0	-
Financial Income	-18.7	-9.1	104.7%		-0.3	-18.4	-9.0	103.9%
Financial Loss	35.3	-19.2	-		-45.1	80.4	16.7	381.4%
Inflation adjustment	4.9	11.2	-56.6%		4.1	0.8	0.7	2.6%
Income Tax Expense	29.5	18.2	62.3%		16.2	13.3	8.7	53.6%
Amortization and Depreciation	42.7	43.4	-1.6%		16.1	26.6	25.9	2.6%
Adjusted EBITDA	50.7	90.4	-44.0%		2.1	48.6	87.0	-44.2%
Adjusted EBITDA Margin	13.3%	24.4%	-1,105	bps	-	13.0%	24.0%	-1,100	bps
Adjusted EBITDA excluding Construction Service	50.0	89.8	-44.3%		2.1	48.0	86.3	-44.4%
Adjusted EBITDA Margin excluding Construction Service	16.9%	28.6%	-1,171	bps	-	16.6%	28.1%	-1,155	bps

Financial Income and Loss

CAAP reported a Net financial loss of $21.5 million in 4Q19 compared to a $17.1 million gain in 4Q18. Had IAS 29 not been applied, Net financial loss would have increased $54.4 million to $62.8 million, mainly reflecting higher net foreign exchange loss in Argentina in connection with its financial debts and assets, due to the depreciation of the peso against the US dollar.

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Financial Income	18.7	9.1	104.8%	0.3	18.4	9.0	104.0%
Interest income	7.7	8.6	-10.7%	-0.2	7.9	8.4	-6.1%
Foreign exchange income	0.1	0.0	-	0.0	0.1	0.0	-
Other	11.0	0.6	1,744.4%	0.5	10.5	0.6	1,658.8%
Financial Loss	-35.3	19.2	-	45.1	-80.4	-16.7	381.6%
Interest Expenses	-24.0	-23.9	0.6%	-0.3	-23.7	-22.2	6.8%
Foreign exchange transaction expenses	20.8	62.0	-66.4%	45.5	-24.7	24.4	-
Changes in liability for concessions	-25.9	-17.3	49.6%	-	-25.9	-17.3	49.6%
Other expenses	-6.2	-1.6	289.1%	-	-6.2	-1.6	289.1%
Inflation adjustment	-4.9	-11.2	-56.6%	-4.1	-0.8	-0.7	2.6%
Inflation adjustment	-4.9	-11.2	-56.6%	-4.1	-0.8	-0.7	2.6%
Financial Results, Net	-21.5	17.1	-	41.3	-62.8	-8.4	646.5%

See “Use of Non-IFRS Financial Measures” on page 27.

Income Tax Expense

During 4Q19, the Company reported a tax loss of $29.5 million, mainly due to tax charges of $22.5 million in Argentina, driven by the mandatory application of the inflation adjustment mechanism for tax calculation purposes, which generated higher taxable income and, therefore, higher income taxes for the fiscal year 2019, recorded in 4Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q19, CAAP reported Net Loss of $43.0 million compared to a Net Gain for the period of $46.0 million in 4Q18. While Operating Income declined $39.5 million YoY, impacted by the impairment loss recorded in Natal, Brazil, as explained above, net financial expenses increased $38.6 million, due to the negative variance in the net foreign exchange transaction line as a result of the depreciation of the Argentine Peso against the US dollar during the quarter.

During 4Q19, the Company reported a Net Loss Attributable to Owners of the Parent of $37.3 million and a loss per common share of $0.23, compared with a Net Gain Attributable to Owners of the Parent of $40.2 million in 4Q18 equivalent to a gain per common share of $0.25 for the same period last year.

Consolidated Financial Position

As of December 31, 2019, cash and cash equivalents amounted to $195.7 million, a 24.0% decline from $257.6 million as of September 30, 2019, mainly due to higher capital expenditures. In addition, a total of $79.1 million were maintained in Treasury bills and time deposits at year-end, not included in cash and cash equivalents, mainly at intermediate holding companies level. Total Debt at the close of the quarter remained mostly flat at $1,208.3, from $1,210.2 million as of September 30, 2019. An amount of $758.0 million, or 62.7% of total debt is denominated in U.S. dollars, while $291.1, or 24.1%, is denominated in Brazilian reals and $159.2, or 13.2%, is in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.66x as of December 2019, compared with Net Debt to EBITDA of 2.14x as of September 2019.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2019		As of Sept 30, 2019		As of Jun 30, 2019		As of Mar 31, 2019
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	3.17	x	2.72	x	2.63	x	2.67	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.66	x	2.14	x	2.12	x	2.07	x
Total Debt	1,208.3		1,210.2		1,136.2		1,137.3
Short-Term Debt	175.1		158.6		149.6		121.2
Long-Term Debt	1,033.2		1,051.6		986.7		1,016.1
Cash & Cash Equivalents	195.7		257.6		221.5		255.0
Total Net Debt[3]	1,012.6		952.6		914.8		882.3

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Total Debt by Segment (in US$ million)
As of Dec 31, 2019
Argentina	492.0
Italy (1)	121.5
Brazil (2)	300.1
Uruguay	201.8
Armenia	73.7
Ecuador	19.1
Total	1,208.3

1 Of which approximately $54.3 million remain at Toscana Aeroporti level.

2 Of which approximately $279.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service	247.2	237.3	547.3	617.2	1,649.0

Maturity of borrowings - Breakdown by segment (in USD):

Segment		Debt Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	78.9	105.4	191.1	112.5	487.9
	Interest	USD	34.8	27.0	41.8	9.7	113.3
Italy	Principal	EUR	27.9	5.5	78.4	9.7	121.6
	Interest	EUR	3.5	3.4	11.3	0.2	18.3
Brazil	Principal	R$	12.3	13.8	46.4	218.7	291.1
	Interest	R$	23.5	21.6	57.8	86.4	189.2
	Principal	USD	9.0	-	-	-	9.0
	Interest	USD	0.3	-	-	-	0.3
Uruguay	Principal	USD	12.0	13.7	42.6	139.1	207.4
	Interest	USD	14.0	13.1	33.8	41.0	101.9
Armenia	Principal	USD	9.9	12.3	14.4	-	36.6
	Interest	USD	3.1	2.2	1.0	-	6.3
	Principal	EUR	10.2	12.7	14.9	-	37.8
	Interest	EUR	2.4	1.7	0.8	-	4.9
Ecuador	Principal	USD	3.8	3.8	11.4	-	19.0
	Interest	USD	1.6	1.2	1.6	-	4.4
Total			247.2	237.3	547.3	617.2	1649.0

Cash by Segment (in US$ million)
As of Dec 31, 2019
Argentina	35.1
Italy (1)	31.7
Brazil (2)	19.6
Uruguay	14.2
Armenia	30.4
Ecuador	38.1
Intermediate holding Companies	26.6
Total	195.7

1 Of which approximately $22.3 million remain at Toscana Aeroporti level.

2 Of which approximately $19.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q19, CAAP made capital expenditures of $92.4 million on an ‘As reported’ basis, or $90.4 million when excluding IAS 29, a 31.0% YoY increase from $69.0million ex-IAS in 4Q18, mainly reflecting higher capex in Argentina, Italy, Uruguay and Ecuador. The most significant investments in 4Q19 include:

▪	$69.4 million, invested in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport, and the refurbishment of the runway and taxiways at Comodoro Rivadavia Airport. Works also include new terminal buildings at Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche and Mar del Plata airports, as well as various capex programs across other airports of the concession,

▪	$7.6 million invested in Ecuador, primarily due to the refurbishment of the runway, taxiways and related works, stemming from the new capex program resulting from extension of the Guayaquil concession agreement last year,

▪	$7.4 million invested in Italy, primarily on Master plan development in Florence Airport and Pisa expansion works, together with new equipment at Florence and Pisa Airport, and

▪	$1.2 million invested in Uruguay, mainly in relation with extension of concession rights at Punta del Este Airport, and to a lesser extent, the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) project related to the perimeter security system at Carrasco Airport.

For the full year 2019, CAAP made capital expenditures of $372.4 million on an ‘As reported’ basis, or $383.2 million when excluding IAS29, a 49.5% YoY increase from $256.3 million ex-IAS29 in FYQ18, mainly reflecting higher capex in Argentina, and, to a lesser extent, in Ecuador and Armenia.

Review of Segment Results

Argentina

The Company’s main concession in Argentina, AA2000, accounted for approximately 10.6 million passengers, or 50.9%, of CAAP’s 20.9 million total passengers worldwide served during the quarter. Aeroparque and Ezeiza, the country’s two largest airports, had approximately 2.9 million and 3.2 million passengers in 4Q19, respectively.

Argentina represented 58.2% of the Company’s 4Q19 consolidated revenues and 54.8% of its adjusted EBITDA, excluding the effect of IAS 29 and the impact of a $42.8 million impairment loss in Brazil.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above.

The following table presents the impact from Hyperinflation accounting on 4Q19 under the column ‘IAS 29’, while the columns “4Q19 ex IAS 29” and “4Q18 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 96.3%, 99.3% and 99.5% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q19.

	4Q19 as reported	4Q18 as reported	% Var as reported		IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)(4)	7.0	6.7	4.9%		-	7.0	6.7	4.9%
International Passengers (in millions) (4)	3.2	3.3	-2.2%		-	3.2	3.3	-2.2%
Transit Passengers (in millions) (4)	0.4	0.3	13.9%		-	0.4	0.3	13.9%
Total Passengers (in millions) (4)	10.6	10.3	2.9%		-	10.6	10.3	2.9%
Cargo Volume (in thousands of tons)	63.6	70.9	-10.3%		-	63.6	70.9	-10.3%
Total Aircraft Movements (in thousands)	109.2	115.5	-5.5%		-	109.2	115.5	-5.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	93.8	102.8	-8.7%		2.9	91.0	100.1	-9.1%
Non-aeronautical revenue	127.4	121.8	4.6%		2.3	125.1	116.8	7.1%
Commercial revenue	59.0	70.3	-16.1%		2.9	56.1	66.9	-16.2%
Construction service revenue	68.5	51.5	32.9%		-0.6	69.1	49.9	38.4%
Total Revenue	221.3	224.6	-1.5%		5.1	216.1	217.0	-0.4%
Total Revenue Excluding IFRIC12(1)	152.8	173.1	-11.7%		5.8	147.0	167.0	-12.0%
Cost of Services	178.8	168.9	5.9%		18.2	160.6	147.7	8.8%
Selling, general and administrative expenses	18.5	22.0	-16.0%		1.1	17.4	21.3	-18.5%
Other expenses	0.5	0.5	-1.4%		-0.1	0.6	0.5	8.2%
Total Costs and Expenses	197.8	191.4	3.3%		19.3	178.5	169.5	5.3%
Total Costs and Expenses Excluding IFRIC12(2)	129.4	139.9	-7.5%		19.9	109.5	119.6	-8.4%
Adjusted Segment EBITDA	52.1	63.1	-17.4%		2.1	50.1	59.7	-16.2%
Adjusted Segment EBITDA Mg	23.6%	28.1%	-454	bps	-	23.2%	27.5%	-436	bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	34.1%	36.4%	-237	bps	-	34.0%	35.7%	-173	bps
Capex	71.4	65.6	8.9%		2.0	69.4	56.2	23.5%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

4 See Note 2 in Table " Operating & Financial Highlights”

	2019 as reported	2018 as reported	% Var as reported		IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (4)	28.3	25.1	12.8%		-	28.3	25.1	12.8%
International Passengers (in millions) (4)	13.6	13.9	-2.7%		-	13.6	13.9	-2.7%
Transit Passengers (in millions) (4)	1.5	1.3	15.5%		-	1.5	1.3	15.5%
Total Passengers (in millions) (4)	43.4	40.4	7.5%		-	43.4	40.4	7.5%
Cargo Volume (in thousands of tons)	228.0	240.4	-5.2%		-	228.0	240.4	-5.2%
Total Aircraft Movements (in thousands)	447.2	450.2	-0.7%		-	447.2	450.2	-0.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	387.3	377.8	2.5%		-10.1	397.4	426.2	-6.7%
Non-aeronautical revenue	547.5	445.0	23.0%		-15.2	562.7	508.8	10.6%
Commercial revenue	239.2	268.8	-11.0%		-4.5	243.6	302.0	-19.3%
Construction service revenue	308.3	176.1	75.0%		-10.8	319.1	206.8	54.3%
Total Revenue	934.8	822.7	13.6%		-25.3	960.1	934.9	2.7%
Total Revenue Excluding IFRIC12(1)	626.5	646.6	-3.1%		-14.5	641.0	728.1	-12.0%
Cost of Services	710.9	562.0	26.5%		37.0	673.9	587.2	14.8%
Selling, general and administrative expenses	88.2	75.4	16.9%		-1.3	89.5	84.3	6.1%
Other expenses	1.1	1.6	-30.7%		0.0	1.1	1.7	-33.2%
Total Costs and Expenses	800.1	639.0	25.2%		35.6	764.5	673.2	13.6%
Total Costs and Expenses Excluding IFRIC12(2)	492.1	463.0	6.3%		46.4	445.6	466.7	-4.5%
Adjusted Segment EBITDA	241.4	274.8	-12.1%		-5.0	246.4	310.5	-20.6%
Adjusted Segment EBITDA Mg	25.8%	33.4%	-757	bps	19.7%	25.7%	33.2%	-754	bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	38.5%	42.5%	-397	bps	34.4%	38.4%	42.7%	-430	bps
Capex	308.3	176.5	74.6%		-10.8	319.1	213.3	49.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

4 See Note 2 in Table " Operating & Financial Highlights”

Passenger Traffic in Argentina rose 2.9% YoY in 4Q19, with domestic traffic increasing 4.9% and international traffic down 2.2%, reflecting sustained difficult macro conditions in the country. Domestic traffic benefitted from the addition of new routes and higher promotional activity.

Revenues declined 1.5% YoY, or $3.4 million, to $221.3 million in 4Q19. Excluding the impact of IAS 29, revenues would have been $216.1 million, mostly flat YoY, primarily reflecting primarily reflecting higher construction revenue in the quarter due to higher capex, partially offset by a decline in aeronautical and commercial revenues, mainly due to a mix-shift from international to domestic traffic, the FX translation effect on local currency revenues from the 59.6% quarterly average Argentine peso depreciation, and lower commercial demand.

•	Aeronautical revenue ex-IAS29 declined 9.1%, or $9.1 million, primarily reflecting the continued mix-shift from international to domestic traffic, together with the currency translation effect on the share of local currency denominated revenues, offsetting higher domestic traffic. Additionally, starting October 2019, aircraft fees charged to Aerolíneas Argentinas in an approximate amount of $2.6 million have not been recognized in the revenue line according to IFRS 15.

•	Commercial revenues ex-IAS29 fell 16.2%, or $10.9 million, as the difficult macro environment resulted in lower cargo activity, together with the impact of the Argentine peso depreciation on the share of local currency denominated revenues. Additionally, starting October 2019, charges related to Rental of space to Aerolíneas Argentinas in an amount of $2.4 million have not been recognized in the revenue line in accordance with IFRS 15. This more than offset higher Duty Free shop revenues due to easier comparisons as 4Q18 was particularly impacted by a decline in demand.

•	Construction Service revenue ex-IAS29 increased $19.2 million to $69.1, mainly reflecting higher capex in the period in line with the capex program announced for 2019.

Excluding construction service revenue and the impact of IAS29, total Argentina revenue in 4Q19 decreased 12.0% YoY, or $20.0 million, to $147.0 million.

Total Costs and Expenses increased 3.3%, or $6.4 million, to $197.8 million. Had IAS 29 not been adopted, Total cost and expenses would have increased 5.3%, or $9.0 million, primarily due to an increase of $16.9 million, in Construction Service costs reflecting significantly higher capex in the quarter. This was partially offset by lower Concession fees, in line with revenues, and a decline in Salaries and social security contributions, reflecting local currency depreciation.

Cost of services ex-IAS29 increased 8.8% YoY, or $12.9 million, to $160.6 million, primarily due to an increase of $19.1 million in Construction service costs, due to higher capex. Excluding construction service costs, Cost of services would have declined 6.3% YoY, or $6.2 million, driven mainly by the following declines:

•	12.0%, or $3.0 million, in concession fees resulting from lower revenues,

•	8.2%, or $2.2 million, in salaries and social security contributions, reflecting FX depreciation, and

•	2.4%, or $0.7 million, in maintenance expenses.

SG&A ex-IAS29 decreased by 18.5% YoY, or $3.9 million, to $17.4 million in 4Q19, mainly due to the following declines:

•	$1.4 million in office expenses reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A,

•	11.8%, or $1.2 million, in turnover taxes related to the decline in revenues, coupled with lower banking transaction taxes, and

•	$0.8 million in advertising in relation with a marketing campaign in the year-ago quarter.

Adjusted Segment EBITDA in Argentina declined 17.4% YoY, or $11.0 million, to $52.1 million in 4Q19, with Adjusted Segment EBITDA margin Ex-IFRIC12 down by 237 bps to 34.1%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 16.2%, or $9.7 million, with Adjusted EBITDA margin EX-IFRIC12 contracting 173 bps to 34.0% in 4Q19 from 35.7% in 4Q18.

During 4Q19 CAAP made capital expenditures of $71.4 million on an ‘As reported’ basis, or $69.4 million when excluding the impact of IAS29, primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport and the refurbishment of the runway and taxiways at Comodoro Rivadavia Airport. Investments also include the construction of new terminal buildings at Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche and Mar del Plata airports, as well as various capex programs across other airports of the concession.

Italy

CAAP’s Italian segment represented 9.8% of consolidated 4Q19 revenues and 8.0% of adjusted EBITDA excluding the impact of a $42.8 million impairment loss in Brazil. Pisa Airport had approximately 1.1 million passengers while Florence Airport served 0.7 million passengers in 4Q19.

	4Q19	4Q18	% Var.		2019	2018	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	2.5%		1.8	1.8	-1.5%
International Passengers (in millions)	1.4	1.3	6.0%		6.4	6.3	1.6%
Transit Passengers (in millions)	0.0	0.0	-34.5%		0.0	0.0	43.6%
Total Passengers (in millions)	1.8	1.7	5.1%		8.2	8.2	1.0%
Cargo Volume (in thousands of tons)	3.6	3.4	7.1%		13.2	11.8	12.2%
Total Aircraft Movements (in thousands)	17.4	16.7	4.6%		79.0	77.3	2.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	22.2	21.1	5.2%		94.7	98.6	-3.9%
Non-aeronautical revenue	14.9	14.0	6.7%		50.9	56.9	-10.6%
Commercial revenue	10.1	8.4	20.1%		39.1	36.8	6.3%
Construction service revenue	4.0	4.7	-15.4%		9.4	15.8	-40.8%
Other revenue	0.8	0.9	-2.7%		2.4	4.3	-43.5%
Total Revenue	37.1	35.1	5.8%		145.6	155.5	-6.3%
Total Revenue Excluding IFRIC12(1)	33.1	30.4	9.1%		136.3	139.6	-2.4%
Cost of Services	28.8	29.2	-1.4%		104.6	115.1	-9.1%
Selling, general and administrative expenses	4.2	3.3	25.6%		15.0	13.6	10.3%
Other Expenses	0.1	0.0	-		0.1	0.0	-
Total Costs and Expenses	33.1	32.6	1.7%		119.7	128.7	-7.0%
Total Costs and Expenses Excluding IFRIC12(2)	29.7	28.5	4.4%		112.0	114.6	-2.2%
Adjusted Segment EBITDA	7.3	5.7	29.2%		38.5	38.8	-0.7%
Adjusted Segment EBITDA Mg	19.7%	16.1%	356	bps	26.4%	24.9%	150	bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	20.3%	16.6%	368	bps	27.0%	26.5%	47	bps
Capex	7.4	7.1	3.5%		17.9	20.3	-11.8%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 5.1% YoY, mainly driven by 13.9% growth at Florence airport, which reported a 16.1% increase in international traffic as a result of Vueling’s four new routes opened in September and additional frequencies in its existing routes. Moreover, passenger traffic at Pisa Airport remained relatively flat, as additional flights by Ryanair, and to a lesser extent, the good performance of Air Arabia’s flights to Casablanca Morocco were offset by a reduction of operations by Pobeda airlines. Cargo volume was up 7.1%, while total aircraft movements increased 4.6% YoY.

Revenues in 4Q19 increased 5.8% YoY, or $2.0 million, to $37.1 million. Excluding construction service revenue, revenues grew 9.1% YoY, or $2.8 million, to $33.1 million, mainly driven by higher international passenger traffic together with an increase in commercial revenues.

•	Aeronautical revenue rose 5.2%, or $1.1 million, mainly due to higher passenger traffic at the Florence Airport, coupled with the increase in the Passenger with Reduced Mobility fee granted in February 2019 at both airports, and the increase in passenger fees at Florence Airport in November 2019.

•	Commercial revenue increased 20.1% YoY, or $1.7 million, mainly reflecting higher Duty free revenues at Florence Airport, together with agreements with car rentals in relation with new areas, signed earlier in the year at Florence Airport, and, to a lesser extent, new Advertising agreements and higher revenues from the VIP Lounge.

•	Construction service revenue declined $0.7 million, due to lower capex in the quarter.

Cost of services declined 1.4% YoY, or $0.4 million, due to lower construction service cost. Excluding construction service cost, Cost of services increased 1.1%, or $0.3 million, due to an increase in extraordinary maintenance works on existing infrastructure.

SG&A increased 25.6% YoY, or $0.9 million, as a result of increases in services and fees due to higher utilities tariffs, and, the increase in bad debts reserves related to certain aviation and commercial customers.

Adjusted Segment EBITDA in Italy increased 29.2%, or $1.7 million. Excluding construction services, Adjusted Segment EBITDA margin ex-IFRIC12 expanded 368 basis points to 20.3% from 16.6% in 4Q18.

During 4Q19 CAAP made capital expenditures for $7.4 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with new equipment at both airports.

Brazil

Brazil represented 7.9% of the Company’s consolidated 4Q19 revenues and 11.0% of its adjusted EBITDA, excluding the impact of a $42.8 million impairment loss. Brasilia Airport and Natal Airport had approximately 4.5 million and 0.6 million passengers in 4Q19, respectively.

	4Q19	4Q18	% Var.	2019	2018	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	3.1	3.1	0.9%	11.6	12.1	-4.1%
International Passengers (in millions) (1)(2)	0.2	0.2	9.0%	0.7	0.6	16.2%
Transit Passengers (in millions) (1)(2)	1.8	2.0	-10.6%	6.8	7.6	-11.4%
Total Passengers (in millions) (1)(2)	5.1	5.3	-3.2%	19.1	20.3	-6.2%
Cargo Volume (in thousands of tons)	22.9	18.8	21.8%	91.2	65.9	38.4%
Total Aircraft Movements (in thousands)	42.5	45.9	-7.4%	161.8	184.2	-12.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.9	15.2	-1.9%	56.1	60.3	-6.9%
Non-aeronautical revenue	15.1	15.9	-5.2%	60.4	62.9	-3.9%
Commercial revenue	15.1	15.9	-5.2%	60.4	62.9	-3.9%
Total Revenue	30.0	31.2	-3.5%	116.6	123.2	-5.4%
Cost of Services	23.9	23.7	0.7%	96.2	103.9	-7.4%
Selling, general and administrative expenses	0.0	8.8	-	12.6	20.2	-37.5%
Other expenses	42.8	1.2	3,552.7%	43.1	1.4	2,885.0%
Total Costs and Expenses	66.7	33.7	97.6%	152.0	125.6	21.0%
Adjusted Segment EBITDA	-32.8	1.8	-	-22.3	14.8	-
Adjusted Segment EBITDA Mg	-109.1%	5.8%	n.m.	-19.1%	12.0%	-3,113	bps
Capex	2.3	2.5	-8.0%	5.3	8.3	-35.3%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

1)	Note that this traffic report includes adjustments to the traffic statistics published between May 2018 and December 2018 for Brasilia Airport. Following a change in international traffic count introduced by ANAC in 2018, airlines issued preliminary figures from May through December 2018, which were adjusted to final figures in January 2019. While total traffic figures for 2018 remain unchanged, this resulted in changes when comparing figures on a monthly basis. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged
2)	Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties

Passenger Traffic in Brazil declined 3.2% YoY, mainly impacted by the cessation of operations by Avianca Brasil. Estimated figures are disclosed given delays in the submission of information for 1,250 flights out of a total of 42,486 flights, due to information systems transition by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures for both quarters remain unchanged. While domestic and international traffic increased 0.9% and 9.0% respectively, this was more than offset by a 10.6% decline in transit traffic. Moreover, Gol and LATAM increased domestic frequencies from Brasilia airport, in an effort to restore capacity from Avianca Brasil cessation of operations. Importantly, LATAM Airlines started executing its international network expansion at Brasilia Airport, with the opening of the route to Santiago de Chile, Chile, during October, the route to Lima, Perú, during November, and the route to Asunción, Paraguay, in December. Cargo volume was up 21.8%, while total aircraft movements declined 7.4% YoY.

Revenues in 4Q19 declined 3.5% YoY, or $1.1 million, mainly reflecting an average 8.0% depreciation of the Brazilian real against the US Dollar during the period.

•	Aeronautical revenue declined 1.9% YoY, or $0.3 million, impacted by the depreciation of the Brazilian Real. In local currency, however, revenues rose 6.0% due a 4% tariff increase in place since August 2019, together with a 9.0% increase in higher-margin international passengers, which more than offset lower transit passengers.

•	Commercial revenue declined 5.2%, or $0.8 million, also impacted by the 8% average currency depreciation in the period. Commercial revenues in local currency increased 2.5% driven by higher VIP lounge revenues from agreements signed with Bradesco and Priority Pass, leading to higher demand, coupled with higher advertising revenues. This more than offset a decline in cargo terminal revenues, due to lower pharma imports, and lower rental of space reflecting the termination of certain commercial contracts with tenants.

Cost of services remained flat at $23.9 million, benefiting from the depreciation of the Brazilian real, partially offset by higher Services and fees due to an increase in surveillance services in compliance with new regulations implemented during 2019.

SG&A in 4Q18 included a $3.1 million write-off related to the redefinition of the commercial expansion project at Brasilia Airport and a $3.5 million increase in bad debt, mainly attributed to a Brazilian carrier’s receivables. In 4Q19, SG&A were null over the period, reflecting a bad debt reserve reversal due to a favorable resolution on a dispute with a telecommunications client, together with lower taxes generated by the prescription of charges, which offset other SG&A expenses in the quarter.

Other Expenses in 4Q19 totaled $42.8 million, reflecting the one-time impairment of the Natal Airport concession intangible asset, in accordance with accounting rules.

Adjusted Segment EBITDA in Brazil was negative at $32.8 million in the quarter, mainly driven by a $42.8 million loss from the impairment of the Natal Airport concession intangible asset, in accordance with accounting rules. Excluding this one-time item and the write-off in 4Q18 related to the redefinition of the commercial expansion project at the Brasilia Airport, Adjusted EBITDA would have increased 105.8%, to $10.0 million, with Adjusted EBITDA margin expanding to 33.3% from 15.6% in the year-ago quarter.

Uruguay

Uruguay represented 7.4% of the Company’s consolidated 4Q19 revenues and 13.1% of its adjusted EBITDA, excluding a $42.8 million impairment loss in Brazil. CAAP operates two airports in Uruguay, General Cesáreo Berisso International Airport (“Carrasco Airport”) and Carlos A. Curbelo Airport (“Punta del Este Airport”). During 4Q19, our Uruguayan airports had approximately 0.5 million passengers.

	4Q19	4Q18	% Var.		2019	2018	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	12.5%		0.0	0.0	-17.6%
International Passengers (in millions)	0.5	0.6	-7.7%		2.2	2.3	-4.7%
Transit Passengers (in millions)	0.0	0.0	7.5%		0.0	0.0	-17.4%
Total Passengers (in millions)	0.5	0.6	-7.6%		2.2	2.3	-4.8%
Cargo Volume (in thousands of tons)	7.4	7.8	-4.8%		26.4	27.5	-4.0%
Total Aircraft Movements (in thousands)	7.5	8.3	-9.2%		29.7	33.5	-11.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.9	14.0	-8.3%		62.2	62.7	-0.8%
Non-aeronautical revenue	15.2	12.9	17.6%		55.7	53.6	3.8%
Commercial revenue	11.6	12.7	-9.0%		49.5	52.9	-6.4%
Construction service revenue	3.6	0.2	1,802.1%		6.1	0.7	836.0%
Other revenue	0.0	0.0	0.0%		0.1	0.1	7.7%
Total Revenue	28.1	27.0	4.1%		117.8	116.3	1.3%
Total Revenue Excluding IFRIC12(1)	24.5	26.8	-8.6%		111.7	115.6	-3.4%
Cost of Services	15.3	13.4	14.3%		58.2	56.0	4.1%
Selling, general and administrative expenses	3.3	3.5	-4.1%		13.9	14.1	-1.4%
Other expenses	0.2	0.1	58.4%		0.4	0.4	15.3%
Total Costs and Expenses	18.8	17.0	10.9%		72.6	70.5	3.0%
Total Costs and Expenses Excluding IFRIC12(2)	15.2	16.8	-9.9%		66.5	69.8	-4.8%
Adjusted Segment EBITDA	12.0	13.2	-8.9%		56.4	57.8	-2.4%
Adjusted Segment EBITDA Mg	42.7%	48.9%	-612	bps	47.9%	49.7%	-183	bps
Adjusted EBITDA Margin excluding IFRIC 12 (3)	49.4%	49.2%	17	bps	50.5%	50.0%	43	bps
Capex	1.2	0.9	33.7%		9.4	3.4	176.9%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 7.6% YoY, mainly reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, which was restored at year-end, with four weekly flights. Traffic also reflects lower passenger traffic from Santiago de Chile, Chile, due to social unrest in the country, which was partially offset by the addition of two more frequencies to Madrid, Spain, by Iberia, during July 2019 and higher passenger traffic from Ezeiza Airport, Argentina.

Revenues in 4Q19 increased 4.1%, or $1.1 million, to $28.1 million, primarily due to an increase in construction service revenue reflecting higher capex in the period. Excluding construction service revenue, revenues declined 8.6% YoY, or $2.3 million, to $24.5 million.

•	Aeronautical revenue declined 8.3% YoY, or $1.2 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic and lower aircraft fees revenues.

•	Commercial revenue declined 9.0%, or $1.2 million, reflecting an 18.6%, or $0.5 million, decline in Duty Free revenues, related to lower passenger traffic and demand, and a 6.2%, or $0.3 million, decline in warehouse revenues reflecting a decline in import activity, mainly impacted by the depreciation of the Uruguayan peso.

•	Construction service revenue increased $3.4 million reflecting higher capex in the period, mainly related to extension of concession rights at Punta del Este Airport.

Cost of services were up 14.3% YoY, or $1.9 million, to $15.3 million, driven by a $3.5 million charge in construction service cost, due to higher capex. Excluding construction service cost, cost of services declined 12.1% YoY, or $1.6 million, due to a 17.8%, or $0.8 million, decline in salaries expenses reflecting the impact of the new variable compensation policy recorded in 2Q19, together with a 15.3%, or $0.5 million, contraction in maintenance expenses as a result of the reversal of a provision for maintenance expenses.

SG&A decreased 4.1% YoY, or $0.1 million, benefiting from a bad debt reserve reversal in the quarter.

Adjusted Segment EBITDA in Uruguay declined 8.9%, or $1.2 million, to $12.0 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 expanding 17bps to 49.4% from 49.2% in the year-ago quarter.

During 4Q19, CAAP made capital expenditures for $1.2 million in Uruguay, primarily in relation with the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) project related to the perimeter security system.

Awards & Recognitions

Aeroparque Airport, Argentina

On November 19, Aeroparque Airport, in Argentina, reached a level 1 Carbon Footprint Accreditation program certificate by the Airport Carbon Accreditation (“ACA”), an international consulting firm appointed by Airports Council International (“ACI”). This certification recognizes the actions taken to measure the carbon emissions of the global airport industry, committed to climate change mitigation.

Florence Airport, Italy

Florence Airport was selected for the final of the World Routes Award 2019, a prestigious distinction awarded on the basis of commercial aviation achievements and related marketing activities. It is one of the most important events within the aviation sector.

Guayaquil Airport, Ecuador

On October 30, 2019, Guayaquil Airport was awarded a three-star qualification by the European Foundation for Quality Management (“EFQM”), which evaluated the quality of the administrative areas of the Company. The EFQM Excellence Award is the most prestigious award in management excellence in Europe and supported by one of the most rigorous evaluation processes. The results of the evaluation contain valuable feedback that helps to improve certain areas of the administration

Key Events for the Quarter

AA2000 received resolutions 2016 and 2017 from the National Airports Regulatory Organization

On October 24, CAAP announced that the National Airports Regulatory Organization approved new maximum passenger use tariffs to be charged by AA2000 effective January 1, 2020 as a result of the 2017 economic equilibrium revision. The new tariff framework implies a 4% increase in international tariffs to 51 dollars from 49 dollars today, and a 164% increase in domestic tariffs to 195 pesos from 74 pesos today. CAAP also announced it has filed a judiciary claim against the National Airports Regulatory Organization requesting that: (i) the 2016 economic equilibrium revision is declared null, and (ii) the entity carries out again, in accordance with applicable legislation, the annual review procedure of our Argentine concession for 2016.

Subsequent Events

Update on Appeal Lodged Against the Judgement by the Regional Administrative Court of Tuscany with the Council of State

On February 14, 2020, Corporación América Airports and its subsidiary Toscana Aeroporti S.p.A. have been notified by the Council of State that it has rejected the appeal lodged on July 25th, 2019 by TA. While fully respecting the judgement, the Company is firmly convinced of the needs for the projects outlined in the 2014-2029 Master Plan at the Florence Airport and will, therefore, verify the conditions and actions to be taken, together with the competent entities to move ahead with the project.

CAAP announces its subsidiary ICASGA files request to Brazilian Government for friendly re-bidding of its Natal Airport Concession.

On March 5, 2020, Corporación América Airports announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (ICASGA), filed a request to the Brazilian Federal Government to commence the re-bidding process of the international Airport of São Gonçalo do Amarante (Natal Airport). If the request is approved, the operations at Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.3%, 99.3% and 99.5% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q19, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

4Q19 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, April 7, 2020
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Raúl Francos, Chief Financial Officer
Ms. Gimena Albanesi, Investor Relations Manager
Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)
Webcast:	https://services.choruscall.com/links/caap200403.html
Replay:	Participants can access the replay through April 14, 2020 by dialing:
1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10141087.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2018 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q19	4Q18	% Var.	2019	2018	% Var.
Argentina(4)
Domestic Passengers (in millions)	7.0	6.7	4.9%	28.3	25.1	12.8%
International Passengers (in millions)	3.2	3.3	-2.2%	13.6	13.9	-2.7%
Transit passengers (in millions)	0.4	0.3	13.9%	1.5	1.3	15.5%
Total passengers (in millions)	10.6	10.3	2.9%	43.4	40.4	7.5%
Cargo volume (in thousands of tons)	63.6	70.9	-10.3%	228.0	240.4	-5.2%
Aircraft movements (in thousands)	109.2	115.5	-5.5%	447.2	450.2	-0.7%
Italy
Domestic Passengers (in millions)	0.4	0.4	2.5%	1.8	1.8	-1.5%
International Passengers (in millions)	1.4	1.3	6.0%	6.4	6.3	1.6%
Transit passengers (in millions)	0.0	0.0	-34.5%	0.0	0.0	43.6%
Total passengers (in millions)	1.8	1.7	5.1%	8.2	8.2	1.0%
Cargo volume (in thousands of tons)	3.6	3.4	7.1%	13.2	11.8	12.2%
Aircraft movements (in thousands)	17.4	16.7	4.6%	79.0	77.3	2.1%
Brazil(3)
Domestic Passengers (in millions)	3.1	3.1	0.9%	11.6	12.1	-4.1%
International Passengers (in millions)	0.2	0.2	9.0%	0.7	0.6	16.2%
Transit passengers (in millions)	1.8	2.0	-10.6%	6.8	7.6	-11.4%
Total passengers (in millions)	5.1	5.3	-3.2%	19.1	20.3	-6.2%
Cargo volume (in thousands of tons)	22.9	18.8	21.8%	91.2	65.9	38.4%
Aircraft movements (in thousands)	42.5	45.9	-7.4%	161.8	184.2	-12.2%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	12.5%	0.0	0.0	-17.6%
International Passengers (in millions)	0.5	0.6	-7.7%	2.2	2.3	-4.7%
Transit passengers (in millions)	0.0	0.0	7.5%	0.0	0.0	-17.4%
Total passengers (in millions)	0.5	0.6	-7.6%	2.2	2.3	-4.8%
Cargo volume (in thousands of tons)	7.4	7.8	-4.8%	26.4	27.5	-4.0%
Aircraft movements (in thousands)	7.5	8.3	-9.2%	29.7	33.5	-11.4%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-3.7%	2.3	2.4	-3.0%
International Passengers (in millions)	0.5	0.5	12.4%	2.1	2.0	8.0%
Transit passengers (in millions)	0.0	0.0	-15.3%	0.1	0.1	3.5%
Total passengers (in millions)	1.1	1.1	3.3%	4.5	4.4	2.0%
Cargo volume (in thousands of tons)	8.6	11.5	-24.7%	38.0	41.8	-9.0%
Aircraft movements (in thousands)	21.4	20.8	3.2%	82.4	79.6	3.5%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.8	0.7	9.5%	3.2	2.9	11.9%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.8	0.7	9.5%	3.2	2.9	11.9%

	4Q19	4Q18	% Var.	2019	2018	% Var.
Cargo volume (in thousands of tons)	6.4	4.9	29.9%	20.1	17.9	12.4%
Aircraft movements (in thousands)	7.0	6.1	14.6%	27.4	24.1	13.6%
Peru(2)
Domestic Passengers (in millions)	0.9	0.8	9.8%	3.6	3.4	3.4%
International Passengers (in millions)	0.0	0.0	944.8%	0.0	0.0	1,112.8%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.9	0.8	10.5%	3.6	3.4	3.9%
Cargo volume (in thousands of tons)	1.4	1.3	10.2%	5.2	4.9	6.1%
Aircraft movements (in thousands)	7.5	7.3	2.6%	30.5	31.6	-3.6%
1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
2)	AAP’s operational data included in this table, although its results of operations are not consolidated.
3)	Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
4)	Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

Foreign Exchange Rate

Country	4Q19	4Q18	4Q19	4Q18	3Q19	3Q18	3Q19	3Q18	2Q19	2Q18	2Q19	2Q18	1Q19	1Q18	1Q19	1Q18
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	59.34	37.19	59.89	37.70	50.54	31.96	57.59	41.25	44.01	23.58	42.46	28.85	39.01	19.68	43.35	20.15
Euro	0.90	0.88	0.89	0.87	0.90	0.86	0.92	0.86	0.89	0.84	0.88	0.86	0.88	0.81	0.89	0.81
Brazilian Real	4.12	3.81	4.03	3.87	3.97	3.96	4.16	4.00	3.92	3.61	3.83	3.86	3.77	3.24	3.90	3.32
Uruguayan Peso	37.50	31.75	37.31	32.41	35.81	30.09	36.94	31.47	34.86	30.09	35.18	31.47	32.81	30.15	33.48	28.39

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	173.7	181.2	-4.2%	2.9	170.8	178.6	-4.4%
Passenger use fees	138.0	142.1	-2.8%	2.4	135.6	139.7	-2.9%
Aircraft fees	27.7	31.5	-12.1%	0.4	27.3	31.1	-12.3%
Other	7.9	7.7	3.4%	0.0	7.9	7.7	3.4%

Commercial Revenue Breakdown (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Commercial revenue	120.8	131.1	-7.8%	2.9	117.9	127.7	-7.7%
Warehouse use fees	37.1	45.8	-18.9%	1.0	36.1	44.7	-19.3%
Duty free shops	12.9	12.2	5.5%	0.2	12.7	12.0	5.6%
Rental of space (including hangars)	6.5	9.8	-33.6%	0.1	6.4	9.7	-34.3%
Parking facilities	6.8	7.4	-7.3%	0.1	6.7	7.2	-6.4%
Fuel	16.8	16.5	1.8%	0.0	16.7	16.4	2.1%
Food and beverage services	5.0	5.2	-2.6%	0.1	4.9	5.0	-1.1%
Advertising	5.4	5.7	-5.6%	0.1	5.3	5.0	5.2%
Services and retail stores	3.8	4.1	-6.5%	0.0	3.8	4.0	-5.8%
Catering	2.6	2.8	-8.0%	0.1	2.5	2.7	-7.1%
VIP lounges	9.6	7.7	24.4%	0.3	9.3	7.3	27.3%
Walkway services	1.9	2.2	-14.6%	0.1	1.8	2.2	-17.0%
Other	12.4	11.8	5.5%	0.7	11.8	11.3	4.1%

Revenues by Segment (in US$ million)

Country	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Argentina	934.8	822.7	13.6%	-25.3	960.1	934.9	2.7%
Italy	145.6	155.5	-6.3%	-	145.6	155.5	-6.3%
Brazil	116.6	123.2	-5.4%	-	116.6	123.2	-5.4%
Uruguay	117.8	116.3	1.3%	-	117.8	116.3	1.3%
Armenia	133.5	118.4	12.7%	-	133.5	118.4	12.7%
Ecuador (1)	109.6	89.2	22.8%	-	109.6	89.2	22.8%
Unallocated	0.7	0.8	-9.5%	-	0.7	0.8	-9.5%
Total consolidated revenue (2)	1,558.6	1,426.1	9.3%	-25.3	1,583.9	1,538.3	3.0%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	724.0	716.2	1.1%	-10.1	734.1	764.6	-4.0%
Non-aeronautical Revenue	834.6	710.0	17.6%	-15.2	849.9	773.8	9.8%
Commercial revenue	481.9	507.0	-5.0%	-4.5	486.4	540.1	-10.0%
Construction service revenue (1)	350.3	198.4	76.5%	-10.8	361.1	229.0	57.7%
Other revenue	2.5	4.5	-45.4%	-	2.5	4.5	-45.4%
Total Consolidated Revenue	1,558.6	1,426.1	9.3%	-25.3	1,583.9	1,538.3	3.0%
Total Revenue excluding Construction Service revenue (2)	1,208.4	1,227.7	-1.6%	-14.5	1,222.9	1,309.3	-6.6%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	724.0	716.2	1.1%	-10.1	734.1	764.6	-4.0%
Passenger use fees	569.9	556.3	2.4%	-8.8	578.7	598.7	-3.3%
Aircraft fees	121.2	123.7	-2.0%	-1.3	122.4	129.7	-5.6%
Other	32.9	36.2	-9.1%	0.0	32.9	36.2	-9.1%

Commercial Revenue Breakdown (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Commercial revenue	481.9	507.0	-5.0%	-4.5	486.4	540.1	-10.0%
Warehouse use fees	147.9	165.7	-10.7%	-3.0	150.8	182.8	-17.5%
Duty free shops	49.8	55.3	-9.9%	-0.6	50.4	59.3	-15.0%
Rental of space (including hangars)	33.4	34.5	-2.9%	-0.3	33.8	35.8	-5.5%
Parking facilities	28.5	33.9	-16.0%	-0.4	28.8	36.6	-21.2%
Fuel	62.9	57.9	8.5%	-0.1	63.0	58.7	7.3%
Food and beverage services	21.2	24.1	-11.8%	0.1	21.1	25.2	-16.1%
Advertising	20.7	19.9	4.1%	0.0	20.7	20.0	3.5%
Services and retail stores	16.3	17.0	-4.1%	0.0	16.3	17.4	-6.1%
Catering	10.6	11.6	-8.2%	-0.2	10.9	13.0	-16.5%
VIP lounges	31.9	25.4	25.8%	0.5	31.4	25.9	21.3%
Walkway services	8.8	8.4	4.3%	-0.2	8.9	9.3	-4.0%
Other	49.9	53.5	-6.7%	-0.3	50.3	56.3	-10.8%

Total Expenses Breakdown (in US$ million)
	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Cost of services	292.6	270.5	8.2%	18.2	274.4	249.3	10.1%
Selling, general and administrative expenses	36.2	54.1	-33.2%	1.1	35.0	53.5	-34.5%
Financial loss	35.3	-19.2	-	-45.1	80.4	16.7	381.4%
Inflation adjustment	4.9	11.2	-56.6%	4.1	0.8	0.7	2.6%
Other expenses	43.9	2.1	1,960.4%	-0.1	43.9	2.1	1,962.7%
Income tax expense	29.5	18.2	62.3%	16.2	13.3	8.7	53.6%
Total expenses	442.3	336.9	31.3%	-5.6	447.9	330.9	35.4%

Cost of Services (in US$ million)
	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Cost of Services	292.6	270.5	8.2%	18.2	274.4	249.3	10.1%
Salaries and social security contributions	49.5	52.2	-5.2%	0.8	48.6	51.4	-5.4%
Concession fees	40.4	43.1	-6.3%	0.7	39.6	42.4	-6.4%
Construction service cost	84.1	57.0	47.4%	-0.6	84.7	55.5	52.5%
Maintenance expenses	38.4	39.1	-2.0%	0.7	37.6	38.4	-2.0%
Amortization and depreciation	40.3	40.7	-1.0%	15.8	24.4	23.5	4.0%
Services and fees	16.7	16.1	4.1%	0.7	16.1	15.8	1.6%
Cost of fuel	11.6	11.2	3.5%	0.0	11.6	11.2	3.5%
Taxes	4.4	4.7	-7.8%	0.0	4.4	4.7	-7.4%
Office expenses	3.2	2.8	11.4%	0.0	3.1	3.1	1.3%
Provision for maintenance cost	0.7	0.2	196.4%	0.0	0.7	0.2	196.4%
Others	3.6	3.3	10.1%	0.0	3.6	3.2	12.0%

Selling, General and Administrative Expenses (in US$ million)

	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
SG&A	36.2	54.1	-33.2%	1.1	35.0	53.5	-34.5%
Taxes	9.2	11.9	-22.5%	0.3	8.9	11.7	-23.7%
Salaries and social security contributions	7.2	8.8	-18.8%	0.1	7.1	8.9	-20.2%
Services and fees	10.0	14.5	-31.3%	0.1	9.9	14.6	-32.2%
Office expenses	1.7	3.2	-45.4%	0.1	1.6	3.0	-46.3%
Amortization and depreciation	2.4	2.7	-10.5%	0.3	2.2	2.4	-10.3%
Maintenance expenses	0.5	1.0	-48.4%	0.0	0.5	1.0	-48.5%
Advertising	1.5	2.3	-33.2%	0.0	1.5	2.3	-35.0%
Insurances	0.4	0.4	-2.1%	0.0	0.4	0.4	-2.2%
Charter services	0.2	0.2	-15.0%	0.0	0.2	0.2	-15.0%
Bad debts recovery	-2.3	-0.6	322.7%	0.0	-2.3	-0.6	322.7%
Bad debts	3.4	7.4	-54.2%	0.3	3.1	7.4	-57.9%
Others	1.9	2.2	-11.3%	0.0	1.9	2.2	-11.3%

Expenses by Segment (in US$ million)

Country	4Q19 as reported	4Q18 as reported	% Var as reported	IAS 29 4Q19	4Q19 ex IAS 29	4Q18 ex IAS 29	% Var ex IAS 29
Argentina	197.8	191.4	3.3%	19.3	178.5	169.5	5.3%
Italy	33.1	32.6	1.7%	-	33.1	32.6	1.7%
Brazil	66.7	33.7	97.6%	-	66.7	33.7	97.8%
Uruguay	18.8	17.0	10.9%	-	18.8	17.0	10.9%
Armenia	24.9	22.9	8.7%	-	24.9	22.9	8.7%
Ecuador	24.4	19.2	27.3%	-	24.4	19.2	27.3%
Unallocated	6.9	9.9	-30.5%	-	6.9	9.9	-30.5%
Total consolidated expenses (1) (2)	372.7	326.7	14.1%	19.3	353.4	304.8	15.9%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Cost of Services	1,138.4	971.4	17.2%	37.0	1,101.4	996.6	10.5%
Salaries and social security contributions	191.0	191.1	0.0%	-1.8	192.8	201.6	-4.4%
Concession fees	163.9	171.4	-4.4%	-2.4	166.3	183.8	-9.5%
Construction service cost	348.0	196.3	77.2%	-10.8	358.8	227.0	58.1%
Maintenance expenses	128.9	131.0	-1.6%	-2.0	130.8	142.4	-8.1%
Amortization and depreciation	152.5	141.8	7.5%	55.2	97.3	98.1	-0.8%
Other	154.1	139.8	10.2%	-1.2	155.4	143.8	8.0%
Cost of Services Excluding Construction Service cost	790.4	775.1	2.0%	47.8	742.7	769.7	-3.5%
Selling, general and administrative expenses	168.3	171.9	-2.1%	-1.3	169.6	180.8	-6.2%
Other expenses	45.5	4.1	1,023.5%	0.0	45.6	4.2	997.2%
Total Costs and Expenses	1,352.3	1,147.4	17.9%	35.6	1,316.6	1,181.6	11.4%
Total Costs and Expenses Excluding Construction Service cost	1,004.3	951.0	5.6%	46.4	957.8	954.7	0.3%

Total Expenses Breakdown (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Cost of services	1,138.4	971.4	17.2%	37.0	1,101.4	996.6	10.5%
Selling, general and administrative expenses	168.3	171.9	-2.1%	-1.3	169.6	180.8	-6.2%
Financial loss	233.5	331.1	-29.5%	-158.1	391.6	499.8	-21.7%
Inflation adjustment	25.4	36.5	-30.4%	25.6	-0.2	0.9	-
Other expenses	45.5	4.1	1,023.5%	0.0	45.6	4.2	997.2%
Income tax expense	17.1	14.1	21.1%	50.2	-33.1	-11.7	183.4%
Total expenses	1,628.3	1,529.1	6.5%	-46.6	1,674.9	1,670.6	0.3%

Cost of Services (in US$ million)
	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Cost of Services	1,138.4	971.4	17.2%	37.0	1,101.4	996.6	10.5%
Salaries and social security contributions	191.0	191.1	0.0%	-1.8	192.8	201.6	-4.3%
Concession fees	163.9	171.4	-4.4%	-2.4	166.3	183.8	-9.5%
Construction service cost	348.0	196.3	77.2%	-10.8	358.8	227.0	58.0%
Maintenance expenses	128.9	131.0	-1.6%	-2.0	130.8	142.4	-8.1%
Amortization and depreciation	152.5	141.8	7.5%	55.2	97.3	98.1	-0.8%
Services and fees	65.5	58.8	11.5%	-0.7	66.2	60.8	8.9%
Cost of fuel	43.5	38.9	11.9%	0.0	43.5	38.9	11.9%
Taxes	17.0	17.7	-4.0%	-0.1	17.1	18.0	-5.0%
Office expenses	14.1	11.6	21.1%	-0.4	14.5	13.1	10.5%
Provision for maintenance cost	2.2	2.1	3.9%	0.0	2.2	2.1	3.9%
Others	11.8	10.7	10.5%	0.0	11.8	10.9	8.8%

Selling, General and Administrative Expenses (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
SG&A	168.3	171.9	-2.1%	-1.3	169.6	180.8	-6.2%
Taxes	39.0	45.5	-14.4%	-0.9	39.8	50.9	-21.7%
Salaries and social security contributions	28.9	32.4	-11.0%	-0.4	29.2	34.5	-15.2%
Services and fees	37.9	44.1	-14.1%	0.0	38.0	44.6	-15.0%
Office expenses	5.2	10.2	-49.2%	0.0	5.2	11.1	-52.8%
Amortization and depreciation	9.9	9.2	7.7%	1.2	8.8	8.6	1.3%
Maintenance expenses	1.7	3.1	-44.6%	0.0	1.7	3.2	-46.6%
Advertising	3.4	4.7	-28.7%	0.0	3.4	5.1	-33.5%
Insurances	1.7	2.0	-17.1%	0.0	1.7	2.1	-17.8%
Charter services	0.8	0.8	-3.7%	0.0	0.8	0.8	-3.7%
Bad debts recovery	-2.9	-3.2	-8.8%	0.0	-2.9	-3.2	-8.8%
Bad debts	33.9	12.7	165.7%	-1.2	35.0	12.9	172.6%
Others	8.9	10.1	-12.2%	0.0	8.9	10.1	-12.3%

Expenses by Segment (in US$ million)
Country	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Argentina	800.1	639.0	25.2%	35.6	764.5	673.2	13.6%
Italy	119.7	128.7	-7.0%	-	119.7	128.7	-7.0%
Brazil	152.0	125.6	21.0%	-	152.0	125.6	21.0%
Uruguay	72.6	70.5	3.0%	-	72.6	70.5	3.0%
Armenia	95.5	81.8	16.7%	-	95.5	81.8	16.7%
Ecuador	86.2	69.2	24.5%	-	86.2	69.2	24.5%
Unallocated	26.2	32.5	-19.4%	-	26.2	32.5	-19.4%
Total consolidated expenses (1) (2)	1,352.3	1,147.4	17.9%	35.6	1,316.6	1,181.6	11.4%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Argentina	241.3	274.8	-12.1%	-5.0	246.4	310.5	-20.7%
Italy	38.5	38.8	-0.7%	-	38.5	38.8	-0.7%
Brazil	-22.3	14.8	-	-	-22.3	14.8	-
Uruguay	56.4	57.8	-2.4%	-	56.4	57.8	-2.4%
Armenia	51.8	48.8	6.2%	-	51.8	48.8	6.2%
Ecuador	25.3	24.7	2.6%	-	25.3	24.7	2.6%
Unallocated	-5.3	-8.5	-37.4%	-	-5.3	-8.5	-37.4%
Perú	-5.1	-5.3	-4.5%	-	-5.1	-5.3	-4.5%
Total segment EBITDA	380.7	445.9	-14.6%	-5.0	385.7	481.6	-19.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2019 as reported	2018 as reported	% Var as reported		IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Income/loss for the period	-5.8	-10.6	-45.1%		6.0	-11.9	-2.0	493.8%
Financial Income	-51.9	-76.3	-32.0%		14.9	-66.8	-112.1	-40.4%
Financial Loss	233.5	331.1	-29.5%		-158.1	391.6	499.8	-21.7%
Inflation adjustment	25.4	36.5	-30.4%		25.6	-0.2	0.9	-123.4%
Income Tax Expense	17.1	14.1	21.1%		50.2	-33.1	-11.7	183.4%
Amortization and Depreciation	162.4	151.0	7.6%		56.4	106.1	106.6	-0.5%
Adjusted EBITDA	380.7	445.9	-14.6%		-5.0	385.7	481.6	-19.9%
Adjusted EBITDA Margin	24.4%	31.3%	-684	bps	-	24.4%	31.3%	-695	bps
Adjusted EBITDA excluding Construction Service	378.5	443.8	-14.7%		-5.0	383.4	479.5	-20.0%
Adjusted EBITDA Margin excluding Construction Service	31.3%	36.1%	-483	bps	-	31.4%	36.6%	-527	bps

	2019 as reported	2018 as reported	% Var as reported	IAS 29 2019	2019 ex IAS 29	2018 ex IAS 29	% Var ex IAS 29
Financial Income	51.9	76.3	-32.0%	-14.9	66.8	112.1	-40.4%
Interest income	31.3	27.2	15.2%	-1.5	32.8	28.3	16.1%
Foreign exchange income	6.0	46.2	-87.1%	-13.9	19.9	80.9	-75.4%
Other	14.6	2.9	401.4%	0.5	14.1	2.9	383.8%
Financial Loss	-233.5	-331.1	-29.5%	158.1	-391.6	-499.8	-21.6%
Interest Expenses	-92.7	-96.3	-3.8%	0.8	-93.5	-89.6	4.4%
Foreign exchange transaction expenses	-43.4	-137.6	-68.5%	157.3	-200.6	-313.0	-35.9%
Changes in liability for concessions	-88.5	-86.3	2.5%	0.0	-88.5	-86.3	2.5%
Other expenses	-9.0	-10.9	-17.7%	0.0	-9.0	-10.9	-17.7%
Inflation adjustment	-25.4	-36.5	-30.4%	-25.6	0.2	-0.9	-
Inflation adjustment	-25.4	-36.5	-30.4%	-25.6	0.2	-0.9	-
Financial Results, Net	-207.0	-291.3	-28.9%	117.6	-324.6	-388.6	-16.5%

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	4Q19	4Q18	% Var.	2019	2018	% Var.
Argentina
Total Revenue	221.3	224.6	-1.5%	934.8	822.7	13.6%
Total Revenue Excluding IFRIC12(1)	152.8	173.1	-11.7%	626.5	646.6	-3.1%
Operating Income	27.3	37.5	-27.1%	150.1	199.6	-24.8%
Net Income	28.1	61.9	-54.6%	97.8	28.9	238.1%
Adjusted Segment EBITDA	52.1	63.1	-17.4%	241.4	274.8	-12.1%
Adjusted Segment EBITDA Mg	23.6%	28.1%	-454	25.8%	33.4%	-757
Adjusted EBITDA Margin excluding IFRIC	34.1%	36.4%	-237	38.5%	42.5%	-397
Italy
Total Revenue	37.1	35.1	5.8%	145.6	155.5	-6.3%
Total Revenue Excluding IFRIC12(1)	33.1	30.4	9.1%	136.3	139.6	-2.4%
Operating Income	4.0	2.5	59.0%	25.9	26.8	-3.2%
Net Income	2.1	1.8	17.2%	16.0	17.4	-7.6%
Adjusted Segment EBITDA	7.3	5.7	29.2%	38.5	38.8	-0.7%
Adjusted Segment EBITDA Mg	19.7%	16.1%	356	26.4%	24.9%	150
Adjusted EBITDA Margin excluding IFRIC	20.3%	16.6%	368	27.0%	26.5%	47
Brazil
Total Revenue	30.0	31.2	-3.5%	116.6	123.2	-5.4%
Operating Income	-35.7	-1.2	2989.2%	-34.1	-0.2	21877.7%
Net Income	-72.5	-13.0	458.4%	-154.2	-81.4	89.4%
Adjusted segment EBITDA	-32.8	1.8	-	-22.3	14.8	-
Adjusted Segment EBITDA Mg	-109.1%	5.8%	-11487	-19.1%	12.0%	-3113
Uruguay
Total Revenue	28.1	27.0	4.1%	117.8	116.3	1.3%
Total Revenue Excluding IFRIC12(1)	24.5	26.8	-8.6%	111.7	115.6	-3.4%
Operating Income	8.9	10.0	-10.8%	43.2	44.1	-2.0%
Net Income	6.8	7.5	-9.5%	31.0	31.3	-0.9%
Adjusted Segment EBITDA	12.0	13.2	-8.9%	56.4	57.8	-2.4%
Adjusted Segment EBITDA Mg	42.7%	48.9%	-612	47.9%	49.7%	-183
Adjusted EBITDA Margin excluding IFRIC	49.4%	49.2%	17	50.5%	50.0%	43
Ecuador
Total Revenue	29.8	21.9	36.0%	109.6	89.2	22.8%
Total Revenue Excluding IFRIC12(1)	23.5	21.9	7.3%	94.7	89.2	6.2%
Operating Income	4.7	3.4	38.7%	20.7	18.7	10.4%
Net Income	4.4	1.5	186.1%	18.7	14.6	28.2%
Adjusted Segment EBITDA	5.9	4.5	30.6%	25.3	24.7	2.6%
Adjusted Segment EBITDA Mg	19.9%	20.7%	-82	23.1%	27.7%	-456
Adjusted EBITDA Margin excluding IFRIC	25.2%	20.7%	450	26.7%	27.7%	-93
Armenia
Total Revenue	33.6	31.1	8.1%	133.5	118.4	12.7%
Total Revenue Excluding IFRIC12(1)	31.2	29.8	4.7%	121.9	112.6	8.3%
Operating Income	8.7	8.2	6.1%	38.1	36.7	3.9%
Net Income	4.2	5.8	-27.4%	23.9	26.4	-9.7%

Adjusted Segment EBITDA	12.5	11.4	9.6%	51.8	48.8	6.2%
Adjusted Segment EBITDA Mg	37.1%	36.6%	48	38.8%	41.2%	-241
Adjusted EBITDA Margin excluding IFRIC	39.6%	38.2%	145	42.3%	43.3%	-107
Unallocated
Total revenue	0.2	0.2	-24.9%	0.7	0.8	-9.5%
Operating income	-5.6	-8.6	-34.8%	-20.4	-26.8	-23.9%
Net Income	-12.0	-14.9	-19.0%	-34.1	-42.5	-19.9%
Adjusted segment EBITDA	-2.2	-4.4	-48.9%	-5.3	-8.5	-37.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.
Argentina (4)
Aeroparque (1)	2,615	2,723	-4%	69	411	-83%	183	192	-5%	2,868	3,326	-14%	346	367	-6%	25,934	31,864	-19%
Bariloche	428	367	17%	4	0	1592%	3	4	-15%	436	371	17%	0	109	-100%	3,462	3,331	4%
Catamarca	13	17	-23%	0	0	-100%	0	0	2%	14	17	-23%	15	31	-51%	408	564	-28%
C. Rivadavia	158	183	-14%	0	0	-	1	0	4418%	159	183	-13%	236	295	-20%	2,314	2,676	-14%
Córdoba	636	622	2%	162	199	-19%	38	41	-8%	836	862	-3%	728	443	64%	7,337	8,368	-12%
El Palomar	447	265	69%	68	4	1481%	0	0	-	515	269	91%	0	0	-	3,314	2,222	49%
Esquel	13	13	0%	0	0	-	0	0	21%	13	13	0%	0	0	-	245	214	14%
Ezeiza (1)	292	212	38%	2,783	2,488	12%	88	50	77%	3,162	2,750	15%	59,743	66,952	-11%	21,975	19,799	11%
Formosa	24	21	14%	0	0	-	0	0	-	24	21	14%	39	26	50%	494	347	42%
General Pico	1	1	-25%	0	0	-	0	0	-100%	1	1	-25%	0	0	-	1,389	1,086	28%
Iguazú	412	349	18%	3	0	447%	4	0	53671%	419	349	20%	0	0	-	3,302	2,916	13%
Jujuy	96	96	0%	0	0	-16%	1	4	-65%	97	100	-2%	29	29	0%	1,081	1,220	-11%
La Rioja	15	18	-16%	0	0	-96%	0	0	-58%	15	18	-17%	26	34	-21%	332	490	-32%
Malargüe	0	0	-74%	0	0	-	0	0	-	0	0	-70%	0	0	-	21	19	11%
Mar del Plata	81	105	-23%	0	0	-79%	5	4	18%	86	109	-21%	26	22	15%	1,796	2,434	-26%
Mendoza	445	403	10%	118	156	-24%	3	5	-43%	566	564	0%	246	330	-26%	5,385	6,006	-10%
Paraná	15	17	-12%	0	0	2800%	0	0	-100%	15	17	-12%	0	0	-	497	567	-12%
Posadas	76	80	-5%	0	0	-4%	0	0	-	76	80	-5%	77	90	-15%	1,007	1,124	-10%
Pto Madryn	15	28	-44%	0	0	-	0	0	-40%	15	28	-44%	0	0	-	182	233	-22%
Reconquista	0	6	-95%	0	0	-18%	0	0	-44%	0	6	-95%	0	0	-	854	691	24%
Resistencia	67	75	-10%	0	0	-62%	11	0	6209%	79	76	4%	95	106	-10%	987	1,140	-13%
Río Cuarto	8	9	-11%	0	0	-	0	0	-50%	8	9	-12%	42	7	486%	170	238	-29%
Río Gallegos	63	66	-6%	0	0	0%	2	1	70%	64	67	-4%	127	130	-2%	935	854	9%
Río Grande	35	37	-7%	0	0	-40%	0	0	914%	35	37	-6%	70	43	64%	631	568	11%
Salta	370	294	26%	12	15	-23%	12	3	360%	394	312	26%	243	272	-11%	3,420	3,185	7%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.
San Fernando	4	6	-37%	4	5	-21%	0	0	-	8	11	-30%	0	0	-	11,159	11,095	1%
San Juan	42	47	-11%	1	0	2023%	0	0	-100%	43	47	-9%	0	0	-	421	606	-31%
San Luis	16	22	-30%	0	0	-	0	0	-	16	22	-30%	0	23	-100%	274	354	-23%
San Rafael	13	13	-1%	0	0	-	0	0	-	13	13	-1%	1	0	-	1,307	1,897	-31%
Santa Rosa	13	12	7%	0	0	-	0	0	-91%	13	12	4%	0	1	-100%	724	792	-9%
Santiago del Estero	34	36	-6%	0	0	-100%	0	0	-	34	36	-6%	35	46	-23%	596	736	-19%
Tucumán	212	202	5%	11	22	-50%	3	8	-65%	226	232	-2%	1,225	1,218	1%	2,130	2,202	-3%
Viedma	10	9	14%	0	0	-	0	0	-	10	9	14%	0	0	-	178	175	2%
Villa Mercedes	0	0	20%	0	0	-	0	0	-100%	0	0	5%	0	0	-	485	262	85%
Termas de Río Hondo	1	2	-35%	0	0	88%	0	0	-100%	1	2	-35%	1	0	188%	50	70	-29%
Bahía Blanca	71	92	-23%	0	0	-	5	6	-17%	76	98	-22%	71	75	-6%	1,026	1,470	-30%
Neuquén	307	271	13%	0	7	-100%	4	1	515%	311	279	11%	172	256	-33%	3,361	3,672	-8%
Total Argentina	7,048	6,718	5.0%	3,235	3,309	-2%	363	319	14%	10,646	10,346	3%	63,592	70,906	-10%	109,183	115,487	-5%

Italy
Pisa	353	344	3%	777	780	0%	1	1	-36%	1,131	1,125	0%	3,600	3,333	8%	8,938	8,976	0%
Florence	93	92	2%	583	502	16%	0	0	18%	677	594	14%	26	53	-51%	8,500	7,696	10%
Total Italy	447	436	3%	1,360	1,282	6%	1	1	-34%	1,807	1,719	5%	3,626	3,387	7%	17,438	16,672	5%

Brazil
Brasilia (2)(3)	2,548	2,491	2%	164	154	7%	1,775	1,986	-11%	4,487	4,631	-3%	19,622	14,568	35%	37,553	40,894	-8%
Natal	597	627	-5%	28	22	26%	0	0	-	625	649	-4%	3,257	4,212	-23%	4,933	4,992	-1%
Total Brazil	3,146	3,118	1%	192	176	9%	1,775	1,986	-11%	5,112	5,280	-3%	22,879	18,780	22%	42,486	45,886	-7%

Uruguay
Carrasco	0	0	-9%	480	517	-7%	2	2	8%	482	519	-7%	7,447	7,824	-5%	5,343	6,034	-11%
Punta del Este	0	0	250%	36	42	-13%	0	0	-100%	36	42	-13%	0	0	-	2,194	2,271	-3%
Total Uruguay	0	0	13%	516	559	-8%	2	2	7%	518	561	-8%	7,447	7,824	-5%	7,537	8,305	-9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.	4Q'19	4Q'18	% Var.
Ecuador
Guayaquil	438	452	-3%	544	484	12%	15	17	-15%	996	953	5%	7,482	10,204	-27%	19,904	19,284	3%
Galápagos	118	126	-6%	0	0	-	0	0	-	118	126	-6%	1,164	1,279	-9%	1,512	1,473	3%
Total Ecuador	556	578	-4%	544	484	12%	15	17	-15%	1,115	1,079	3%	8,646	11,483	-25%	21,416	20,757	3%

Armenia
Zvartnots	0	0	-	736	667	10%	0	0	-	736	667	10%	6,369	4,903	30%	6,767	5,875	15%
Shirak	0	0	-	36	38	-6%	0	0	-	36	38	-6%	0	0	-	239	237	1%
Total Armenia	0	0	-	772	705	10%	0	0	-	772	705	10%	6,369	4,903	30%	7,006	6,112	15%

Perú
Arequipa	502	479	5%	6	1	952%	0	0	-	508	480	6%	652	579	13%	3,552	3,628	-2%
Juliaca	123	126	-2%	1	0	3413%	0	0	-	124	126	-2%	244	230	6%	1,082	1,126	-4%
Puerto Maldonado	93	79	17%	0	0	30%	0	0	-	93	79	17%	208	184	13%	791	734	8%
Tacna	128	109	17%	0	0	-94%	0	0	-	128	109	17%	245	227	8%	1,122	940	19%
Ayacucho	84	54	56%	0	0	-	0	0	-	84	54	56%	44	44	0%	989	919	8%
Total Perú	930	847	10%	7	1	945%	0	0	-	937	848	10%	1,393	1,264	10%	7,536	7,347	3%
Total CAAP	12,127	11,697	4%	6,626	6,515	2%	2,155	2,325	-7%	20,907	20,537	2%	113,951	118,548	-4%	212,602	220,566	-4%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that this traffic report includes adjustments to the traffic statistics published between May 2018 and December 2018 for Brasilia Airport. Following a change in international traffic count introduced by ANAC in 2018, airlines issued preliminary figures from May through December 2018, which were adjusted to final figures in January 2019. While total traffic figures for 2018 remain unchanged, this resulted in changes when comparing figures on a monthly basis. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged
3)	Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties
4)	Note that preliminary passenger traffic figures for 2018 and 2019 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

Income Statement (in US$ thousands)

	4Q19	4Q18	% Var.	2019	2018	% Var.
Continuing operations
Revenue	380,061	371,021	2.4%	1,558,640	1,426,145	9.3%
Cost of services	(292,615)	(270,454)	8.2%	(1,138,425)	(971,425)	17.2%
Gross profit	87,446	100,567	-13.0%	420,215	454,720	-7.6%
Selling, general and administrative expenses	(36,167)	(54,128)	-33.2%	(168,291)	(171,899)	-2.1%
Reversal of previous impairments / (Impairment loss)	(42,801)	-	-	(42,801)	-	-
Other operating income	4,988	7,561	-34.0%	17,259	20,207	-14.6%
Other operating expense	(1,085)	(2,130)	-49.1%	(2,747)	(4,054)	-32.2%
Operating income	12,381	51,870	-76.1%	223,635	298,974	-25.2%
Share of (loss) / income in associates	(4,444)	(4,855)	-8.5%	(5,353)	(4,146)	29.1%
Income before financial results and income tax	7,937	47,015	-83.1%	218,282	294,828	-26.0%
Financial income	18,713	9,142	104.7%	51,889	76,281	-32.0%
Financial loss	(35,307)	19,193	-284.0%	(233,521)	(331,147)	-29.5%
Inflation adjustment	(4,876)	(11,244)	-	(25,391)	(36,460)	-30.4%
(Loss) / Income before income tax expense	(13,533)	64,106	-	11,259	3,502	221.5%
Income tax	(29,462)	(18,155)	62.3%	(17,079)	(14,101)	21.1%
(Loss) / Income for the period	(42,995)	45,951	-	(5,820)	(10,599)	-45.1%
Attributable to:
Owners of the parent	(37,327)	40,163	-	9,099	7,125	27.7%
Non-controlling interest	(5,668)	5,788	-	(14,919)	(17,724)	-15.8%

Balance Sheet (in US$ thousands)

	Dec 31, 2019	Sept 30, 2019	June 30, 2019	March 31, 2019	Dec 31, 2018
ASSETS
Non-current assets
Intangible assets, net	3,002,121	2,885,079	3,110,291	2,904,795	2,933,542
Property, plant and equipment, net	79,612	73,942	77,340	71,330	74,299
Right-of-use asset	8,380	8,579	10,213	10,585	-
Investments in associates	9,929	12,898	13,425	10,946	10,886
Other financial assets at fair value through profit or loss	3,309	3,207	3,352	3,309	3,372
Other financial assets at amortized cost	2,494	2,455	2,418	2,379	2,339
Deferred tax assets	147,475	142,497	154,326	152,494	153,486
Other receivables	119,954	118,339	144,614	136,316	133,193
Trade receivables	1,326	1,319	1,288	1,323	1,419
Total Non-current assets	3,374,600	3,248,315	3,517,267	3,293,477	3,312,536
Current assets
Inventories	11,302	9,002	7,588	9,197	9,769
Other financial assets at fair value through profit or loss	17,341	31,950	31,376	39,347	38,007
Other financial assets at amortized cost	66,413	10,327	10,176	14,703	42,972
Other receivables	101,676	95,621	92,410	71,263	66,531
Current tax assets	10,311	11,875	320	3,264	13,701
Derivative financial instruments	27	308	-	-	-
Trade receivables	104,877	115,199	134,440	118,581	116,897
Cash and cash equivalents	195,696	257,612	221,464	255,047	244,865
Total Current assets	507,643	531,894	497,774	511,402	532,742
Total assets	3,882,243	3,780,209	4,015,041	3,804,879	3,845,278
EQUITY
Share capital	160,022	160,022	160,022	160,022	160,022
Share premium	180,486	180,486	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(392,101)	(417,914)	(341,668)	(395,537)	(378,803)
Legal reserves	176	176	176	176	176
Other reserves	(1,324,887)	(1,324,951)	(1,324,993)	(1,324,878)	(1,324,731)
Retained earnings	403,255	436,989	478,331	424,597	394,156
Total attributable to owners of the parent	763,889	771,746	889,292	781,804	768,244
Non-controlling interests	434,725	422,571	460,380	431,318	454,453
Total equity	1,198,614	1,194,317	1,349,672	1,213,122	1,222,697
LIABILITIES
Non-current liabilities
Borrowings	1,033,221	1,051,587	986,661	1,016,077	1,027,751
Deferred tax liabilities	233,115	206,940	242,283	231,422	271,175
Other liabilities	848,410	798,896	924,981	885,928	871,596
Lease liabilities	5,783	5,769	9,416	9,025	-
Trade payables	798	949	1,167	1,290	1,508
Total Non-current liabilities	2,121,327	2,064,141	2,164,508	2,143,742	2,172,030
Current liabilities
Borrowings	175,123	158,580	149,567	121,248	98,907
Derivative financial instruments	-	-	405	-	-
Other liabilities	230,122	227,310	213,048	206,919	225,448
Lease liabilities	3,144	3,765	1,642	3,194	-
Current tax liabilities	5,156	4,932	8,532	20,936	11,555
Trade payables	148,757	127,164	127,667	95,718	114,641
Total Current liabilities	562,302	521,751	500,861	448,015	450,551
Total liabilities	2,683,629	2,585,892	2,665,369	2,591,757	2,622,581
Total equity and liabilities	3,882,243	3,780,209	4,015,041	3,804,879	3,845,278

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2019	Dec 31, 2018
Cash flows from operating activities
Income for the period	(5,820)	(10,599)
Adjustments for:
Amortization and depreciation	182,270	175,829
Deferred income tax	(31,346)	(24,999)
Income tax accrued	48,425	39,100
Share of income in associates	5,353	4,146
Reversal of previous impairment /(impairment loss)	42,801	-
(Gain) / Loss on disposals of property, plant and equipment	(16)	3,170
Unpaid concession fees	47,658	45,581
Low value, short term and variable lease payments	(2,831)	-
Changes in liability for concessions	88,488	86,331
Interest expense	92,687	96,301
Other financial results, net	(36,210)	(22,467)
Net foreign exchange	37,390	91,434
Other accruals	22,763	4,027
Inflation adjustment	41,032	35,901
Acquisition of Intangible assets	(353,725)	(206,622)
Income tax paid	(45,213)	(45,664)
Changes in working capital	(153,419)	(79,808)
Net cash (used in) / provided by operating activities	(19,713)	191,661
Cash flows from investing activities
Cash contribution in associates	(4,425)	(2,907)
Acquisition of other financial assets	(103,421)	(76,671)
Disposals of other financial assets	110,005	39,406
Purchase of Property, plant and equipment	(17,117)	(11,139)
Acquisition of Intangible assets	(960)	(1,176)
Loans with related parties	4,157	(3,349)
Proceeds from sale of Property, plant and Equipment	23	49
"Piana di Castello" land advance	-	(3,583)
Other	(408)	185
Net cash used in investing activities	(12,146)	(59,185)
Cash flows from financing activities		-
Proceeds from cash contributions	27,506	43,703
Additional acquisitions in subsidiaries	-	(40,731)
Disposal of subsidiaries	-	56,638
Proceeds from borrowings	196,977	194,546
Initial Public Offering	-	195,601
Initial Public Offering expenses paid	-	(5,495)
Release of guarantee deposits	-	92,913
Leases payments	(5,130)	-
Loans paid	(90,457)	(517,253)
Interest paid	(78,832)	(70,637)
Guarantee deposit	(3,007)	-
Dividends paid	(22,482)	(14,965)
Net cash provided / (used in) by financing activities	24,575	(65,680)

(Decrease) / Increase in cash and cash equivalents	(7,284)	66,796

Movements in cash and cash equivalents
At the beginning of the period	244,865	221,601
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(41,885)	(43,532)
(Decrease) / Increase in cash and cash equivalents	(7,284)	66,796
At the end of the year	195,696	244,865

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